UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CON-WAY INC.

(Name of Subject Company)

CON-WAY INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.625 PER SHARE

(Title of Class of Securities)

205944101

(CUSIP Number of Class of Securities)

Stephen K. Krull

Executive Vice President, General Counsel and Secretary

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

Telephone (734) 757-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas Cole

Larry Barden

Scott Williams

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annex hereto, this “Schedule 14D-9”) relates is Con-way Inc., a Delaware corporation (“Con-way” or the “Company”). The address of the Company’s principal executive offices is 2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan 48105. The telephone number of the Company’s principal executive offices is (734) 757-1444.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.625 per share (each, a “Share”). As of the close of business on September 3, 2015, there were 56,866,820 Shares issued and outstanding (including 28,508 restricted stock awards (each a “Restricted Stock Award”)) and 5,000,000 shares of preferred stock, without par value, none of which were outstanding. In addition, as of September 3, 2015, 2,084,711 Shares were reserved for issuance under the Company’s 2012 Equity and Incentive Plan (the “2012 Plan”), 468,010 Shares were reserved for issuance under the Company’s 2006 Equity and Incentive Plan (the “2006 Plan”), 0 Shares were reserved for issuance under the Company’s Amended and Restated 2003 Equity Plan for Non-Employee Directors (the “2003 Plan”) and 131,600 Shares were reserved for issuance under the Company’s 1997 Equity and Incentive Plan (the “1997 Plan,” and together with the 2012 Plan, the 2006 Plan and the 2003 Plan, the “Stock Plans”).

As of September 3, 2015, pursuant to grants under the Stock Plans, (A) 504,719 Shares were issuable upon the exercise of vested and unvested outstanding options to purchase Shares (each, an “Option”), with a weighted average exercise price of $44.73, (B) 101,898 Shares were issuable upon the exercise of outstanding vested and unvested stock appreciation rights (each, an “SAR”), with a weighted average base price of $28.92, (C) 679,829 Shares were issuable upon the vesting of outstanding restricted stock unit awards (each an “RSU”), and (D) 553,769 Shares were issuable upon the vesting of outstanding awards of performance-share plan units (assuming achievement of the applicable performance goals at the one-hundred percent level) (each a “PSPU”).

Item 2.	Identity and Background of Filing Person.

Name and Address

Con-way, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2015 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any (subject to the Minimum Condition, as defined below) and all of the outstanding Shares, other than Shares otherwise cancelled or converted pursuant to the Merger Agreement, at a price per Share of $47.60 (the “Offer Price”), payable net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2015 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2015 (as amended or modified from to time, the “Merger Agreement”), by and among the Company, Parent and

Purchaser. The Merger Agreement provides that, following the consummation of the Offer and subject to the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no stockholder vote will be required to consummate the Merger, and the Merger will be effected immediately following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are owned by any direct or indirect wholly-owned subsidiary of the Company or by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and not, in each case, held on behalf of third parties and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the DGCL and who have complied in all respects with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights concerning such Shares) will automatically be cancelled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded, and the Surviving Corporation will become a wholly-owned subsidiary of Parent.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of Shares that, when added to the Shares beneficially owned by Parent and its subsidiaries (if any), would represent at least one Share more than one half of all Shares then outstanding, determined on a fully diluted basis (the “Minimum Condition”).

The Offer is initially scheduled to expire at 12:01 a.m., New York City time, on October 14, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law. Either party may, subject to certain exceptions provided for under the Merger Agreement, terminate the Merger Agreement if Shares are not accepted for payment pursuant to the Offer on or prior to March 9, 2016.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, which is also the business address of the Purchaser, is Five Greenwich Office Park, Greenwich, CT 06831.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.con-way.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 and is not incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) the Company or any of its affiliates, on the one hand, and (b)(i) any of the Company’s executive officers, directors or affiliates or (b)(ii) Purchaser or any of its executive officers, directors or affiliates, on the other hand.

Arrangements with Parent, Purchaser and Certain of Their Affiliates

Merger Agreement

On September 9, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11—The Merger Agreement; Other Agreements—The Merger

Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that are different from what may be viewed as material by holders of Shares. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosures about the Company, Parent or Purchaser. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement

Parent and the Company entered into a confidentiality agreement, dated July 28, 2015 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each party agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly or indirectly by the disclosing party or any of its affiliates or representatives to the receiving party or any of its affiliates or representatives and to use such information solely for the purpose of evaluating, negotiating, advising or financing with respect to, or consummating, a possible transaction between Parent and the Company. Each party has agreed, subject to certain exceptions, that it and its representatives would not, for a period of one year from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of, whether as an employee, consultant or otherwise, any officer or other director-level employee of the other party or any of its affiliates with whom such party first comes into contact with or learns of through its consideration of a possible transaction between Parent and the Company. Parent also agreed to standstill provisions that prohibit Parent and its representatives from taking certain actions involving or with respect to the Company for a period ending on the eighteen-month anniversary of the date of the Confidentiality Agreement, subject to certain exceptions.

Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board of Directors of the Company (the “Board”) was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger—Reasons for the Board’s Recommendation.”

Effect of the Offer and the Merger on Outstanding Equity Awards Held by the Executive Officers and Directors of the Company

Company Options and Stock Appreciation Rights

The Merger Agreement requires that, as of the Effective Time, each Option and each SAR, whether vested or unvested, will be converted into an option to purchase shares of Parent common stock (an “Adjusted Option”) or a stock appreciation right in respect of Parent common stock (an “Adjusted SAR”), as applicable, on the same terms and conditions as were applicable under such Option or SAR immediately prior to the Effective Time (including vesting terms and conditions), with the number of shares of Parent common stock subject to such Adjusted Option or Adjusted SAR equal to the product (rounded down to the nearest whole number of shares) of (i) the total number of Shares underlying such Option or SAR immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount (as defined below), and with the exercise price applicable to such Adjusted Option or Adjusted SAR to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per Share applicable to such Option or SAR immediately prior to the Effective Time, by (2) the Equity Award Conversion Amount. The “Equity Award Conversion Amount” means the quotient obtained by dividing the per Share Merger Consideration by the volume weighted average trading price of Parent common stock on the New York Stock Exchange as reported by The Wall Street Journal for the five consecutive trading days ending on the trading day immediately preceding the closing date of the Merger.

Restricted Stock

The Merger Agreement requires that, as of the Effective Time, each outstanding Restricted Stock Award will be cancelled and entitle the holder to receive the per Share Merger Consideration with respect to the Shares subject to such Restricted Stock Award in accordance with the terms of the Merger Agreement, less applicable withholding taxes.

RSUs

The Merger Agreement requires that, as of the Effective Time, (i) each outstanding RSU that is scheduled to vest on or prior to February 29, 2016 will vest in full, be cancelled and entitle the holder to receive the per Share Merger Consideration multiplied by the number of Shares subject to such RSU, less applicable withholding taxes, and (ii) each RSU that is scheduled to vest after February 29, 2016 will be converted into a restricted stock unit award (an “Adjusted RSU”) with the same terms and conditions as were applicable under such RSU immediately prior to the Effective Time (including vesting and settlement terms and conditions), and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares subject to such RSU immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares. Prior to the Effective Time, it is expected that Parent will enter into individual letter agreements with certain RSU holders who are notified by Parent prior to the Effective Time that, subject to the occurrence of the Effective Time, they will experience a severance-qualifying termination of employment upon the completion of the Merger (including Messrs. Stotlar, Bruffett, Krull and Dagnese and, in Parent’s discretion, certain other executive officers and/or employees) providing that any such holder’s RSUs that are scheduled to vest after February 29, 2016, will be converted into a cash amount equal to the product (rounded to the nearest whole cent) of the number of Shares subject to such RSUs and the per Share Merger Consideration, and will otherwise continue to be subject to the same terms and conditions as were applicable under such RSUs immediately prior to the Effective Time (including vesting and settlement terms and conditions).

PSPUs

The Merger Agreement requires that, as of the Effective Time, (i) each outstanding PSPU that is scheduled to vest on or prior to February 29, 2016 will vest in full (with the performance-based vesting conditions deemed satisfied at target) and be cancelled and will entitle the holder to receive the per Share Merger Consideration multiplied by the number of Shares subject to such PSPU, less applicable withholding taxes, and (ii) each PSPU that is scheduled to vest after February 29, 2016 will be converted into an award of performance-share plan units (an “Adjusted PSPU”) with the same terms and conditions as were applicable under such PSPU immediately prior to the Effective Time (including vesting and settlement terms and conditions, provided that the performance-based vesting terms relating to such PSPUs will be deemed satisfied at target as of the Effective Time), and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares subject to such PSPU immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares. Prior to the Effective Time, it is expected that Parent will enter into individual letter agreements with certain PSPU holders who are notified by Parent prior to the Effective Time that, subject to the occurrence of the Effective Time, they will experience a severance-qualifying termination of employment upon the completion of the Merger (including Messrs. Stotlar, Bruffett, Krull and Dagnese and, in Parent’s discretion, certain other executive officers and/or employees) providing that any such holder’s PSPUs that are scheduled to vest after February 29, 2016, will be converted into a cash amount equal to the product (rounded to the nearest whole cent) of the number of Shares subject to such PSPUs (determined assuming that performance-based vesting conditions applicable to the PSPUs are satisfied at target) and the per Share Merger Consideration, and will otherwise continue to be subject to the same terms and conditions as were applicable under such PSPUs immediately prior to the Effective Time (including time-based vesting and settlement terms and conditions, but excluding performance-based vesting terms and conditions).

Phantom Stock Units

The Con-way Deferred Compensation Plan for Non-Employee Directors (Amended and Restated 2008), the Con-way 2005 Deferred Compensation Plan for Non-Employee Directors (Amended and Restated December 2008), the Con-way 2005 Deferred Compensation Plan for Executives and Key Employees (Amended and Restated December 2008), and the Con-way 1993 Deferred Compensation Plan for Executives and Key Employees (Amended and Restated December 2008) (collectively, the “Deferred Compensation Plans”) include as a notional investment option phantom stock units in respect of Shares (“Phantom Stock Units”). Pursuant to the terms of the Merger Agreement, each Phantom Stock Unit will, by virtue of the Merger, be deemed to be an obligation relating to shares of Parent common stock, with the same terms and conditions as were applicable under such Phantom Stock Unit immediately prior to the Effective Time (including vesting and settlement terms and conditions), and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares in respect of a Phantom Stock Unit immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

Summary of Equity Award-Related Payments to the Executive Officers and Directors of the Company

The following table sets forth the number and estimated value of the outstanding vested Options, vested SARs and vested Phantom Stock Units held by each of the Company’s executive officers as of September 14, 2015, and valued based on the Offer Price of $47.60 per Share. As of September 14, 2015, none of the Company’s directors held vested equity-based compensation awards. All Share, unit numbers and values have been rounded to the nearest whole number.

Vested Equity Awards Summary Table

Name	Vested Options/SARs (#) (1)	Vested Options/SARs ($)	Vested Phantom Stock Units (#) (2)	Vested Phantom Stock Units ($)
Douglas W. Stotlar	203,919	1,088,283	14,835	706,146
Stephen L. Bruffett	41,292	531,630	—	—
Robert L. Bianco, Jr.	8,700	—	—	—
Kevin S. Coel	17,855	134,381	3,502	166,695
Joseph M. Dagnese	16,575	27,023	—	—
Stephen K. Krull	—	—	—	—
Michael J. Morris	—	—	—	—
Leslie P. Lundberg	16,562	12,133	—	—
C. Randall Mullett	18,609	149,947	248	11,805

(1)	Options and SARs will be converted into Adjusted Options and Adjusted SARs, as the case may be, in respect of Parent’s common stock based on the Equity Award Conversion Amount, as described above. Adjusted Options and Adjusted SARs will be subject to the same terms and conditions as were applicable under the Options and SARs immediately prior to the Effective Time (including vesting terms and conditions).
(2)	Phantom Stock Units will be adjusted into phantom stock units in respect of Parent’s common stock based on the Equity Award Conversion Amount.

Assuming completion of the Merger as of October 14, 2015 (the earliest date on which the Offer may be consummated) and a qualifying termination of employment immediately thereafter, the following table sets forth the cash values of each of the Company’s executive officer’s and director’s outstanding Restricted Stock Awards, RSUs, and PSPUs as of October 14, 2015 (the earliest date on which the Offer may be consummated). The values reported in the table are based on the Offer Price of $47.60 per Share. This table excludes any equity awards that are scheduled to vest between the date of this filing and October 14, 2015 (the earliest date on which the Offer may be consummated). All share, unit numbers and values have been rounded to the nearest whole number.

Unvested Equity Awards Summary Table (1)

Name	Restricted Stock Awards (#)	Restricted Stock Awards ($)	RSU Awards (#)	RSU Awards ($)	PSPU Awards (#)	PSPU Awards ($)
Douglas W. Stotlar	—	—	94,248	4,486,205	107,789	5,130,756
Stephen L. Bruffett	—	—	37,056	1,763,866	37,056	1,763,866
Robert L. Bianco, Jr.	—	—	32,719	1,557,425	32,719	1,557,425
Kevin S. Coel	—	—	12,284	584,718	12,284	584,718
Joseph M. Dagnese	—	—	25,026	1,191,238	19,530	929,628
Stephen K. Krull	—	—	28,814	1,371,546	28,814	1,371,546
Leslie P. Lundberg	—	—	19,155	911,778	19,155	911,778
C. Randall Mullett	—	—	10,743	511,367	10,743	511,367
Michael J. Morris	—	—	16,165	769,454	16,165	769,454
Matthew J. Espe	2,274	108,242	—	—	—	—
W. Keith Kennedy, Jr.	—	—	—	—	—	—
Gretchen W. McClain	2,274	108,242	—	—	—	—
Michael J. Murray	2,396	114,050	—	—	—	—
Edith R. Perez	2,396	114,050	—	—	—	—
P. Cody Phipps	2,396	114,050	—	—	—	—
John C. Pope	2,396	114,050	—	—	—	—
William J. Schroeder	2,396	114,050	—	—	—	—
Wayne R. Shurts	2,396	114,050	—	—	—	—
Peter W. Stott	2,396	114,050	—	—	—	—
Roy W. Templin	2,396	114,050	—	—	—	—
Chelsea C. White III	2,396	114,050	—	—	—	—

(1)	Amounts listed in this table include (i) the amounts payable in respect of RSUs and PSPUs that are scheduled to vest on or prior to February 29, 2016, which will vest and be cancelled and converted into the right to receive the per Share Merger Consideration in respect of each Share subject to each such RSU and PSPU automatically upon the Effective Time pursuant to the Merger Agreement (as described above), (ii) Restricted Stock Awards held by the Company’s non-employee directors that will be cancelled and converted into the right to receive the per Share Merger Consideration in respect of each Share subject to each such Restricted Stock Award automatically upon the Effective Time (as described above), and (iii) the amounts that would be payable with respect to Adjusted RSUs and Adjusted PSPUs upon a qualifying termination of employment within 24 months following the Effective Time (as described below).

Change in Control Severance Benefits Agreements with Executive Officers

The Company previously entered into change-in-control severance agreements (each, a “CIC Agreement” and, collectively, the “CIC Agreements”) with each of its executive officers specifying certain compensation and benefits payable to such executive officers in the event of a qualifying termination of employment related to a change in control. Under the terms of the CIC Agreements, an executive officer will become entitled to the following severance benefits if, within 24 months after a change in control of the Company, (a) the executive officer’s employment is terminated by the Company other than for cause, or (b) the executive officer terminates his or her employment for good reason:

•	severance in an amount ranging from one to two times (or, in the case of Messrs. Stotlar and Bianco, three times) the sum of the executive officer’s current annual base salary and target annual incentive compensation award for the year of termination;

•	a pro-rated target annual bonus, for the year of termination;

•	outplacement services in an amount ranging from $10,000 to $25,000 (or, in the case of Mr. Stotlar, $90,000); and

•	continued coverage under the Company’s medical and life insurance plans ranging from 12 months to 24 months following termination (or, in the case of Messrs. Stotlar and Bianco, 36 months).

The severance agreements also require the executive officers to comply with restrictive covenants with respect to confidentiality, non-solicitation and non-disparagement and to execute a written release of claims.

The CIC Agreements include a net-better-off “golden parachute” cut-back, whereby payments and benefits that are contingent on a change in control will be reduced to the minimum extent necessary so that no portion of the payment is subject to excise taxes, as determined in accordance with Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), unless the executive officer would be better off, on an after-tax basis, receiving all payments and benefits due and paying all applicable excise and income taxes. In consideration for their entry into the restrictive covenant letter agreements described below, Parent waived the Section 280G cut-back with respect to Messrs. Stotlar, Bruffett, Krull, and Dagnese.

For illustrative purposes only, it is currently estimated that, assuming the Merger is completed on October 14, 2015 (the earliest date on which the Offer may be consummated) and a qualifying termination of employment of each of the Company’s executive officers occurs immediately following completion of the Merger, the Company’s executive officers would be entitled to receive, in the aggregate, approximately $18.0 million in cash severance benefits and $900,000 in out placement and continual benefits coverage (based on coverage levels as of December 31, 2014) under the CIC Agreements.

See also “Item 8—Additional Information—Golden Parachute Compensation” for quantification of the severance payments and benefits to the Company’s named executive officers under their CIC Agreements.

Accelerated Equity Vesting

Pursuant to their applicable equity award agreements, in the event of a severance-qualifying termination of employment under their CIC Agreements (as described above), the RSUs and PSPUs held by the Company’s executive officers will vest in full upon the date of termination. Please see the “Unvested Equity Awards Summary Table” above for quantification of the cash value of the RSUs and PSPUs held by the Company’s executive officers that would vest in full upon the executive officers’ severance-qualifying termination of employment.

Restrictive Covenant Letter Agreements

In connection with the Merger, Parent entered into restrictive covenant letter agreements with Messrs. Stotlar, Bruffett, Krull, Bianco and Dagnese. In consideration for their entry into the restrictive covenant letter agreements and their provision of limited consulting services until March 31, 2016, each of Messrs. Stotlar, Bruffett, Krull and Dagnese will (i) receive a grant of fully vested shares of Parent common stock, with a grant date fair value equal to (a) $50,000 for each of Messrs. Stotlar, Bruffett and Krull, and (b) $150,000 for Mr. Dagnese, (ii) no longer be subject to a Section 280G cut-back pursuant to their CIC Agreements, and (iii) receive a mutual release by Parent and its affiliates of them and, in the case of Messrs. Stotlar, Bruffett and Krull, their heirs, executors, administrators, representatives, successors and assigns (other than with respect to their obligations or restrictions described in their restrictive covenant letter agreements). In addition, Mr. Dagnese will receive a $200,000 lump sum cash payment. The shares of Parent common stock will be granted subject to the approval of the Compensation Committee of Parent’s Board of Directors, and will be subject to transferability restrictions until the third anniversary of the Effective Time (for Messrs. Stotlar, Bruffett, and Krull) or the second anniversary of the Effective Time (for Mr. Dagnese). Pursuant to the restrictive covenant letter agreements, Messrs. Stotlar, Bruffett, Krull and Dagnese will be subject to 36-month (Mr. Stotlar) or 24-month (Messrs. Bruffett, Krull, and Dagnese) post-termination non-competition and non-solicitation of customers and carriers covenants, which covenants are subject to certain exceptions set forth therein. In the event of a breach by Messrs. Stotlar, Bruffett, Krull or Dagnese of the non-competition and/or non-solicitation covenants in their restrictive covenant letter agreements, the shares of Parent common stock and, in the case of Mr. Dagnese, the cash award, are subject to recoupment by Parent.

In consideration for his entry into the restrictive covenant letter agreement, and for retention purposes, Mr. Bianco will receive a grant of fully vested shares of Parent common stock, with a grant date fair value equal to $400,000. The shares of Parent common stock will be granted subject to the approval of the Compensation Committee of Parent’s Board of Directors, and will be subject to transferability restrictions, (i) with respect to one-half of the shares, until the 18-month anniversary of the Effective Time, and (ii) with respect to the remaining half of the shares, until the third anniversary of the Effective Time. Pursuant to the restrictive covenant letter agreement, Mr. Bianco will be subject to a 24-month post-termination non-solicitation of customers and carriers covenant.

The foregoing summary of the restrictive covenant letter agreements does not purport to be complete and is qualified in its entirety by reference to the form of restrictive covenant letter agreement with Messrs. Stotlar, Bruffett and Krull, the restrictive covenant letter agreement with Mr. Bianco and the restrictive covenant letter agreement with Mr. Dagnese, which are filed as Exhibits (d)(3), (d)(4) and (d)(5) hereto, respectively, and are incorporated herein by reference.

Employee Matters Following Closing

The Merger Agreement provides that, until the first anniversary of the Effective Time, Parent will cause the Company or the Surviving Corporation to provide each employee of the Company or its subsidiaries who remain employed by the Company and its Affiliates following the Effective Time (each, a “Continuing Employee”) with (i) base salary or regular hourly wages that are no less favorable than those provided to such employees immediately prior to the Effective Time and (ii) incentive compensation opportunities (except for equity-based incentive compensation opportunities) and employee benefits that are substantially similar, in the aggregate, to those provided to similarly situated employees of Parent. Parent has also agreed to, or to cause the Surviving Corporation to, take commercially reasonable efforts so that such Continuing Employees shall be given credit for services rendered for purposes of eligibility, vesting, benefit accrual, and entitled to benefits where length of service is relevant under benefit plans maintained by Parent or one of its subsidiaries, subject to certain customary exceptions.

The foregoing summary of employee matters following the Effective Time does not purport to be complete and is qualified in its entirety be reference to the Merger Agreement, which is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Section 16 Matters

The Merger Agreement provides that, assuming the delivery of any necessary information to Parent, the Company and Parent each shall take such steps as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the transactions contemplated by the Merger Agreement are exempt under Rule 16b-3 promulgated under the Exchange Act.

Indemnification, Directors’ and Officers’ Insurance

The Company’s certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of the Company’s directors and officers. These provisions eliminate the Company’s directors’ personal liability to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty to the extent permitted by Delaware statutory and decisional law. The Company’s bylaws also contain provisions that require the Company to indemnify any current or former director, officer, employee, or agent of the Company to the fullest extent permitted by the DGCL against all expenses, liability, and loss (including attorneys’ fees) reasonably incurred or suffered by such person in connection such person’s service as a director, officer, employee or agent of the Company or services performed by such person at the request of the Company. The Company’s bylaws also require the Company to advance expenses to any officer or director (acting in his capacity as such) in connection with defending any proceeding; provided that, if required by the DGCL, such person provides an undertaking to repay such advance if it is ultimately determined that such person is not legally entitled to indemnification.

Pursuant to the Merger Agreement, for six years after the Effective Time, Parent, Purchaser and the Surviving Corporation have each agreed that the provisions in the certificate of incorporation and bylaws of the Company or any of its subsidiaries relating to exculpation, indemnification and advancement of expenses for acts or omissions occurring prior to the Effective Time shall remain in full force and effect.

Additionally, pursuant to the Merger Agreement, Parent and the Surviving Corporation have each agreed to indemnify, to the fullest extent permitted by applicable law, each current or former director, officer or employee of the Company and its subsidiaries (each, an “Indemnified Party”) against costs or expenses (including reasonable attorneys’ fees) or other liabilities arising out of or related to such Indemnified Party’s service as a director, officer, employee or agent of the Company or its subsidiaries or services performed by such Indemnified Party at the request of the Company or its subsidiaries at or prior to the Effective Time. In connection with the foregoing, each of Parent and the Surviving Corporation will advance the expenses (including reasonable attorneys’ fees) of any such Indemnified Party incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not legally entitled to indemnification under applicable law).

The Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Pursuant to the Merger Agreement, if the Company has not done so prior to the Effective Time, Parent has agreed to cause the Surviving Corporation to obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing officers’ and directors’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case that provide coverage for a period of six years from and after the Effective Time for events occurring at or prior to the Effective Time (the “D&O Insurance”) and that are at least as favorable as the Company’s existing directors’ and officers’ liability insurance policy and fiduciary liability insurance policies. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent has agreed to cause the Surviving Corporation to, either continue to maintain in effect the D&O Insurance in place as of the date of the Merger Agreement or to purchase comparable D&O Insurance, in each case for a period of at least six years from and after the Effective Time and with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies as of the date of the Merger Agreement. However, if the premium for such “tail” policy exceeds 300% of the current annual premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement, the Company’s charter and the Company’s bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Company’s charter and the Company’s bylaws (as applicable), which are filed as Exhibits (d)(1), (e)(41) and (e)(42) hereto, respectively, and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a special telephonic meeting held on September 8, 2015, the Board unanimously:

(a) declared the Merger Agreement advisable and declared it to be in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, each on the terms and subject to the conditions set forth in the Merger Agreement;

(b) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and

(c) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

The Board periodically reviews industry dynamics for the transportation industry and considers potential strategic alternatives for Con-way in order to enhance stockholder value.

In January 2014, Mr. Bradley Jacobs, Chief Executive Officer of XPO, contacted a representative of Citigroup Global Markets Inc. (“Citi”) asking if such Citi representative had any contacts at Con-way and expressing interest in acquiring Con-way’s Menlo Logistics business, which represented less than 10% of the Company’s consolidated EBITDA for the year ended December 31, 2014. The representative of Citi indicated that Citi had a relationship with Con-way and could contact Con-way regarding XPO’s interest. The Citi representative subsequently informed Con-way’s Chief Executive Officer, Mr. Douglas Stotlar, of XPO’s expression of interest in acquiring Con-way’s Menlo Logistics business. After determining it was interested in exploring a possible sale of its Menlo Logistics business, Con-way engaged Citi as its financial advisor for such transaction.

On April 15, 2014, the Board held a meeting. Also present were members of Con-way management. At the meeting, Con-way management briefed the Board on the oral indications of interest Con-way had received from XPO and another third party regarding the potential purchase of Con-way’s Menlo Logistics business. The Board discussed with management whether the sale of the Menlo Logistics business fit with Con-way’s strategic plan, other possible methods of disposing of the Menlo Logistics business and the potential use of proceeds of a sale of the Menlo Logistics business. The Board directed management to complete the analysis of whether the sale or other disposition of the Menlo Logistics business, including the use of proceeds from a disposition, would further the Company’s strategic plan, provide an analysis of the intrinsic value of the Menlo Logistics business and obtain more definitive proposals from XPO and the other third party.

As directed by the Board, Con-way engaged in discussions with XPO and another party regarding the potential sale of Con-way’s Menlo Logistics business in order to obtain written non-binding proposals from each.

On May 24, 2014, Con-way and XPO executed a confidentiality agreement in order for Con-way to share confidential information regarding the Menlo Logistics business and to continue discussions regarding the sale of its Menlo Logistics business to XPO.

On June 4, 2014, XPO sent to Con-way an indicative non-binding indication of interest for the purchase of all of the assets or equity interests of the Menlo Logistics business. The other third party did not submit a non-binding indication of interest for the acquisition of the Menlo Logistics business and informed Con-way that such third party had determined to cease having discussions with Con-way regarding the potential acquisition of the Menlo Logistics business.

On June 17, 2014, after further consideration, the Board determined not to further explore a potential sale of its Menlo Logistics business at that time given, among other things, the lack of a tax efficient method to dispose of the business and strategic considerations, including that retaining the Menlo Logistics business did not impair the Company’s ability to pursue its strategic plan and the adverse impact the disposition would have on the Company’s future earnings and cash flow.

In May 2015, a representative of a private equity sponsor (“Fund X”) contacted Citi, indicated to Citi that Fund X was interested in the Company and requested that Citi arrange a meeting between Fund X and Mr. Stotlar. Citi relayed Fund X’s interest and request to Mr. Stotlar who declined to meet with Fund X. No meeting took place, and Fund X did not follow-up.

In mid-June 2015, a representative of Citi contacted Mr. Jacobs to discuss various matters in the ordinary course, including current events in the industries in which XPO operates and XPO’s recently publicly announced acquisition of Norbert Dentressangle SA. During such conversation and following discussion of XPO’s interest in the asset heavy trucking component of Norbert Dentressangle SA in Europe, Citi inquired, among other things, as to whether this new strategic interest would translate to the North American markets and specifically to all of Con-way.

On July 1, 2015, Mr. Jacobs contacted a Citi representative to request contact information for Mr. Stotlar in order to arrange a meeting between Mr. Jacobs and Mr. Stotlar to discuss industry trends and possible business opportunities between Con-way and XPO.

After being informed by the Citi representative of the request of Mr. Jacobs, Mr. Stotlar consulted with Con-way’s non-executive Chairman, Mr. Roy Templin. Messrs. Templin and Stotlar concluded that a meeting between Mr. Stotlar and Mr. Jacobs to discuss industry trends and potential business opportunities could be constructive and Mr. Stotlar authorized Citi to provide Mr. Stotlar’s contact information to Mr. Jacobs.

On July 2, 2015, Messrs. Jacobs and Stotlar met. At the meeting, in addition to discussing industry trends and other topics, Mr. Jacobs inquired whether the Board would be interested in exploring a potential acquisition by XPO of Con-way at a per Share price in the high $40s. Mr. Stotlar indicated that he did not know whether the Board would be interested in pursuing such a transaction but if XPO made an offer he would communicate the offer to the Board for its consideration.

On several occasions throughout the parties’ discussions, Mr. Jacobs and other members of XPO management told Con-way management and Citi that XPO was not interested in participating in an auction or other process in which Con-way solicited acquisition proposals from other third parties given confidentiality concerns, the potential for leaks and XPO’s preference for proprietary acquisition opportunities.

On July 8, 2015, Mr. Jacobs sent a written non-binding proposal to Mr. Stotlar proposing an acquisition by XPO of all of Con-way’s outstanding common stock at a price of $47.50 per Share in cash (which represented a premium of approximately 34% over the closing price of Con-way common stock on July 8, 2015). The proposal indicated that the transaction would be fully financed and not subject to any financing condition.

On July 12, 2015, the Board held a special telephonic meeting to discuss XPO’s proposal, a copy of which had been provided to the Board in advance of the meeting. Also present at the meeting were members of Con-way management. At Mr. Templin’s request, Mr. Stotlar described for the Board his meeting with Mr. Jacobs and XPO’s proposal. Following discussion, the Board concluded that it needed additional information in order to determine whether to explore the XPO proposal and requested that Con-way’s management engage advisors on Con-way’s behalf and prepare materials in order to facilitate the Board’s evaluation of XPO’s proposal. The

Board then authorized management to retain Citi, subject to clearing conflicts, as Con-way’s financial advisor, and Sidley Austin LLP (“Sidley Austin”) as Con-way’s outside legal advisor. The Board selected Citi because of, among other things, Citi’s familiarity with the industry and with Con-way, including acting as financial advisor to Con-way in connection with its consideration of the potential divestiture of its Menlo Logistics business in 2014. Following the meeting, members of Con-way management contacted Citi and Sidley Austin to engage them as the Company’s advisors, subject, in the case of Citi, to clearing conflicts.

On July 17, 2015, the Board participated in a regularly scheduled monthly financial results update call. Also participating in the call were members of Con-way management and, for a portion of the call, representatives of Sidley Austin. A representative of Sidley Austin briefed the Con-way directors on their fiduciary duties in connection with considering a potential change of control transaction. Following discussion, members of Con-way management summarized for the Board the economic and other terms of the proposed Citi engagement and relevant bench-marking data pertaining to such economic terms.

Following completion of Con-way’s conflicts review with respect to Citi, a summary of the Citi fee structure and a summary of Citi’s relationships were provided to the Board on July 20, 2015. Con-way concluded that there did not appear to be any relationships that would result in Citi having a conflict with its role as financial advisor to the Company in connection with the Company’s evaluation of a potential transaction with XPO and other potential strategic alternatives. Following this, Con-way formally retained Citi to act as Con-way’s financial advisor in connection with Con-way’s consideration of a potential transaction with XPO and other potential strategic alternatives.

On July 22, 2015, the Board held a special telephonic meeting. Also present at the meeting were members of Con-way management and representatives of Citi and Sidley Austin. At the Board’s request, members of Con-way management discussed with the Board the Company’s financial model, which is described under “Item 4. The Solicitation or Recommendation—Forward-Looking Financial Information” as the Con-way Initial Management Case, as well as certain potential growth initiatives that could add incremental value to the Con-way Initial Management Case. During the discussion, Con-way management summarized for the Board the principal assumptions used in the model, including the assumptions that there would be no deceleration of growth and no recession during the periods covered by the model. Citi then discussed with the Board Citi’s preliminary financial perspectives regarding the Company and the XPO proposal of July 8, 2015. Citi also discussed with the Board recent industry trends and Con-way’s performance relative to that of its peers. The Board, management and Con-way’s advisors discussed other strategic parties that might be interested in pursuing an acquisition of Con-way. During this discussion, upon the Board’s inquiry, Citi expressed its view that based on its knowledge of the industry and other potentially interested parties, it believed it was highly unlikely that a strategic party would be interested in pursuing an acquisition of the Company at a price per Share in excess of the price per Share set forth in the XPO proposal. Management concurred with Citi’s view and noted for the Board that during their tenure only one other strategic party had expressed any interest in acquiring Con-way as an entirety, and that such expression of interest occurred roughly eight years ago and did not result in any substantial discussions between the parties. The Board, management and Con-way’s advisors also discussed the likelihood that a private equity sponsor would be interested in acquiring Con-way at a price per Share in excess of the price per Share set forth in the XPO proposal. As part of this discussion, Citi noted for the Board the request of Fund X to meet with Mr. Stotlar in May 2015, and that management had informed Citi that no meeting took place and that Con-way did not have any discussions with Fund X. Citi noted that the capital intensive nature of Con-way’s business would likely constrain a private equity sponsor’s ability to acquire Con-way at a valuation higher than that of a strategic party. Citi also noted that a strategic party could potentially realize synergies that generally might not be available to a financial sponsor. Citi expressed to the Board its view that, given these factors, Citi believed it was unlikely that a private equity sponsor would acquire Con-way at a price per Share in excess of the price per Share set forth in the XPO proposal of July 8, 2015. Following discussion, the Board concluded that the XPO proposal was at a valuation for the Company that the Board felt should continue to be explored. The Board, management and the Company’s advisors then discussed how to obtain the highest price per Share proposal for Con-way in order to enhance value for its stockholders, including whether Con-way should solicit proposals from other potentially interested parties. The Board concluded that it would continue to engage in discussions with XPO and not solicit other proposals at that time, after taking into account, among other things, (a) its familiarity with the industry and its belief that there was a low likelihood that other parties would be interested in acquiring Con-way at a price per Share in excess of the price per Share set forth in the XPO proposal of July 8, 2015, (b) the concern that soliciting proposals from third parties could result in a leak or could confirm for XPO that there were no other parties interested in pursuing an acquisition of Con-way at a price per Share in excess of the price per Share set forth in the XPO proposal of July 8, 2015 and (c) given XPO’s statements to management that it would not engage in an auction process and did not want to be a “stalking horse”, the Board’s concern that XPO would discontinue discussions if the Company solicited other proposals. The Board also discussed how best to get XPO to increase the price per Share in its proposal. Following further discussion, the Board authorized management to inform XPO that while the Board was interested in exploring a potential transaction, XPO would need to increase its price per Share and that, subject to the execution of a confidentiality agreement, the Board was willing to provide certain non-public information to XPO that might enhance XPO’s views as to the potential value that could result from a transaction between Con-way and XPO. The Board also directed management to (a) update Con-way’s financial model for, among other things, additional potential cost savings opportunities, (b) in coordination with Citi, review the potential value that could be realized by Con-way’s sale of its truckload business and how such a transaction would compare to remaining as a standalone company and to XPO’s proposal and (c) following execution of a confidentiality agreement with XPO, provide XPO with certain non-public information through a management presentation. The Board also confirmed that, based on the information it had received, Citi did not appear to have any relationships that would constitute a conflict for Citi with respect to its role as financial advisor to the Company in connection with the Company’s evaluation of a potential transaction with XPO and other potential strategic alternatives.

Consistent with the Board’s instructions, on July 24, 2015, Mr. Stotlar contacted Mr. Jacobs and informed him that while the Board found XPO’s proposal to be of some interest, XPO would need to increase its per Share price and, in furtherance thereof, the Board had authorized Con-way management to present certain non-public information concerning Con-way, subject to the execution of a confidentiality agreement. Mr. Jacobs reiterated during the discussion XPO’s position that it would not be a “stalking horse” and would not participate in a process in which Con-way solicited proposals to acquire Con-way from other third parties given, among other things, confidentiality concerns, the potential for leaks and XPO’s preference for proprietary acquisition opportunities.

Also on July 24, 2015, Con-way’s General Counsel sent to XPO’s General Counsel a draft confidentiality agreement. Over the next several days, Con-way and XPO and their respective outside legal advisors, Sidley Austin and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), negotiated the confidentiality agreement. On July 28, 2015, Con-way and XPO executed the confidentiality agreement. The confidentiality agreement included a standstill agreement in favor of Con-way and provided, among other things, that XPO would not (a) enter into any exclusive arrangement with any potential financing source with respect to Con-way or (b) have discussions with any potential co-bidder regarding a potential acquisition of Con-way.

Also on July 28, 2015, Wachtell Lipton delivered a draft Merger Agreement to Sidley Austin. The draft agreement contemplated that the potential transaction would be structured as a tender offer followed by a merger pursuant to Section 251(h) of the DGCL and provided, among other things, (a) that a termination fee of 4.5% of the transaction value would be payable by Con-way if the Merger Agreement was terminated by Con-way to accept a superior proposal or by XPO if the Board changed its recommendation in favor of the transaction (the “termination fee”), (b) that Con-way would pay XPO an amount equal to 1.0% of the transaction value as an expense reimbursement if either party terminated the Merger Agreement at the “outside date” and the Minimum Condition had not been satisfied (referred to as the “minimum condition failure expense reimbursement obligation”), (c) that XPO would have five business days to match the terms of any competing acquisition proposal that the Board determined was a superior proposal (and an additional five business days if such proposal were materially modified), (d) that Con-way would be required to use reasonable best efforts to provide financing cooperation to XPO and must provide certain information and cooperation to XPO, (e) that XPO would be given a 20 business day period after all of the conditions to closing (including the Minimum Condition) were satisfied to market its proposed financing, during which marketing period the transaction would not close and (f) XPO would not be required to close the tender offer or the merger if there was a default under Con-way’s indentures. In addition, the draft Merger Agreement did not contemplate that XPO would have committed financing at the time of signing the Merger Agreement nor did it expressly provide that a failure by XPO to consummate the tender offer or merger when required to do so would permit Con-way to seek damages.

On July 29, 2015, XPO sent Con-way a business, finance and legal due diligence request list. Con-way’s General Counsel informed XPO’s General Counsel that Con-way would not respond to the draft Merger Agreement delivered by Wachtell Lipton or to XPO’s due diligence request list unless XPO increased its price per Share to a level at which the Board determined it would be willing to proceed further with exploring a potential transaction.

Also on July 29, 2015, Con-way announced its results for the second quarter of 2015. The results were below those contemplated by the Con-way operating plan developed in 2014. The results were also below Wall Street consensus estimates for the second quarter of Con-way’s fiscal year 2015 as of the time of XPO’S initial proposal on July 8, 2015.

On July 31, 2015, members of Con-way management made a presentation to members of XPO management and certain advisors to XPO regarding Con-way’s business, including Con-way management’s forecasts, which are referred to under “Item 4. The Solicitation or Recommendation—Forward-Looking Financial Information” as the “Con-way Management Case”, as well as certain growth initiatives that were not included in the Con-way Management Case but that the Company may undertake over the next five years (which are referred to under “Item 4. The Solicitation or Recommendation—Forward-Looking Financial Information” as the “Con-way Management Case with Growth Initiatives”). The Con-way Management Case and the Con-way Management Case with Growth Initiatives, although generally reflecting higher overall financial performance for Con-way than the Con-way Initial Management Case, each contemplated lower revenue and EBITDA for Con-way’s full fiscal year 2015 than Wall Street consensus estimates as of the time of XPO’s initial proposal of July 8, 2015.

Over the course of the first several days in August, XPO management indicated to Con-way management on multiple occasions that XPO would not submit a revised proposal until XPO (a) had received a response from Con-way to XPO’s draft Merger Agreement and (b) had been permitted to conduct legal due diligence and further business and financial due diligence. XPO management also indicated that (i) XPO believed its initial proposal reflected a full price for Con-way in light of the disparity between Con-way management’s forecasts and higher Wall Street consensus estimates on which XPO had based its initial proposal, and that any increase in its proposed price would not be significant and (ii) the “deal protections” in the Merger Agreement, including the prohibition on Con-way soliciting alternative proposals and the size of the termination fee, were of significant importance to XPO and that XPO was not willing to move significantly from its initial proposal on those terms.

Following discussions between Con-way management and Mr. Templin, Mr. Templin and Con-way management determined Con-way should provide due diligence materials to XPO and respond to XPO’s draft Merger Agreement. At the direction of Con-way, on August 7, 2015, Sidley Austin delivered a revised draft of the Merger Agreement to Wachtell Lipton, on behalf of XPO. The August 7 Con-way draft, among other things, (a) contemplated a two-tier termination fee whereby if Con-way were to terminate the Merger Agreement to accept a superior proposal from a party that made an initial offer to Con-way within the first 45 days after signing of the Merger Agreement, the termination fee would be 1.25% of the equity value of the transaction and in all other cases in which Con-way terminated the Merger Agreement to accept a superior proposal or XPO terminated because the Board changed its recommendation with respect to the transaction, the fee would be 3% of the equity value of the transaction, (b) provided that the initial expiration period of the tender offer would not expire earlier than the date 45 days after the date of the agreement, (c) contemplated that XPO would have committed financing as of the signing of the Merger Agreement, (d) deleted the minimum condition failure expense reimbursement obligation, (e) reduced the marketing period from 20 business days to 10 business days and provided that the minimum tender condition did not need to be satisfied in order for the marketing period to begin, (f) reduced XPO’s “match right” period with respect to any superior proposal to three days from five business days and one day upon any material revisions (reduced from five business days), (g) clarified that Con-way would be able to pursue damages if XPO did not consummate the tender offer and merger when it was required to do so and (h) deleted the closing condition that Con-way not be in default under its indentures.

On August 12, 2015, Con-way provided XPO and its advisors with access to a virtual data room containing business, financial and legal due diligence materials. From August 12, 2015 through signing of the Merger Agreement, XPO and its advisors conducted due diligence on Con-way, including a review of documents and discussions with employees and advisors of Con-way.

On August 13, 2015, Wachtell Lipton provided a revised draft of the Merger Agreement. The revised draft, among other things, (a) rejected the concept of the two-tier termination fee that was contained in the Sidley Austin markup but reduced the termination fee originally proposed by XPO from 4.5% of the transaction value to 4% of the equity value, (b) rejected the reduction in the match right periods proposed in the Sidley Austin draft, (c) rejected the concept that the initial tender offer remain open for at least 45 days after signing, (d) reinserted the minimum condition failure expense reimbursement obligation, (e) accepted the requirement that XPO would have committed financing at signing, (f) reverted to the 20 business day marketing period, (g) accepted the clarification that Con-way could pursue damages if XPO did not consummate the tender offer and merger when required to do so and (h) accepted the removal of the closing condition related to Con-way’s indentures.

On August 14, 2015, at the direction of Con-way, a representative of Citi discussed with a member of XPO management the status of the transaction, with the Citi representative relaying the Board’s requirement for an updated written proposal from XPO with an improved purchase price in order for the Board to determine whether it would continue to engage in discussions with XPO. The member of XPO management indicated that XPO would need to complete more diligence before it could provide a revised proposal and that, based on XPO’s review to date, any increase in proposed purchase price would not be significant. XPO also reiterated that XPO was particularly focused on the strength of the “deal protections.”

On August 16, 2015, in accordance with Con-way’s instructions, a representative of Citi had a follow-up conversation with XPO’s General Counsel to reiterate the Board’s requirement for a written updated proposal reflecting an improved purchase price. XPO’s General Counsel indicated that, while the Board could expect a reconfirmation of XPO’s interest in advance of the Board’s upcoming meeting, there would be no meaningful change in XPO’s proposed purchase price.

Also on August 16, 2015, the Board held a special telephonic meeting. Also present at the meeting were members of Con-way management and representatives of Citi and Sidley Austin. At Mr. Templin’s request, Mr. Stotlar summarized for the Board the factors underlying the Company’s results for the second quarter and the steps management contemplated taking in an effort to improve the Company’s results so they were closer to those contemplated by the Company’s operating plan. Following discussion, management discussed with the Board management’s updated financial model (which is described under “Item 4. The Solicitation or Recommendation—Forward-Looking Financial Information” as the “Con-way Management Case”) and certain potential growth initiatives that could add incremental value thereto (which are described under “Item 4. The Solicitation or Recommendation—Forward-Looking Financial Information” as the “Con-way Management Case with Growth Initiatives”). Management also updated the Board on discussions to date with XPO. Citi then discussed with the Board Citi’s updated preliminary financial perspectives regarding the Company and XPO’s proposal. Citi also discussed the potential value creation from possible strategic alternatives involving a disposition or separation of the Company’s truckload or Menlo Logistics businesses combined with various alternatives for the use of the proceeds therefrom. The Board discussed with management and the Company’s advisors the feasibility of these alternatives, as well as the risks and uncertainties associated with pursuing these alternatives and the Company’s ability to successfully execute and implement such alternatives. A representative of Sidley Austin then described for the Board the material terms of the revised draft Merger Agreement provided by Wachtell Lipton, including a comparison to the terms in XPO’s original draft and the markup provided by

Sidley Austin. During executive session, the Board again discussed various possible strategic alternatives that the Company might pursue, including operating as a standalone company and pursuing the Company’s existing operating plan or pursuing one of the other transactions described above. The Board discussed the Company’s operating plan, the fact that the Company was performing below the levels contemplated by the plan, possible steps to improve the Company’s near-term and long-term performance, the risks associated with taking such actions and the likelihood of successfully executing such actions. The Board then discussed possible negotiating strategies with respect to XPO should the parties continue to engage in discussions following the Company’s receipt of XPO’s revised proposal.

On August 19, 2015, XPO delivered to Con-way a revised proposal to acquire Con-way at a purchase price per Share of $47.60 in cash. The revised proposal outlined several reasons that XPO was unwilling to increase its price further, including a lower projected EBITDA for the Company than what XPO used in submitting its initial proposal in July. The revised proposal further indicated that XPO was not prepared to increase its proposed purchase price per Share any further or to proceed otherwise than on substantially the basis set forth in the draft Merger Agreement delivered by Wachtell Lipton on August 13, including as it related to “deal protections.” In addition the revised proposal noted that given changes in the debt financing markets, the costs of XPO’s financing had materially increased. XPO also noted that there had been a reduction in the 2015 EBITDA expectations for Con-way since the time that XPO submitted its initial proposal on July 8, 2015.

On August 20, 2015, the Board held a special telephonic meeting. Members of Con-way management and representatives of Citi and Sidley Austin were also present. Mr. Templin began the meeting by describing XPO’s revised proposal, a copy of which had been provided to the Board in advance of the meeting. Management then described for the Board the discussions with XPO since the last Board meeting. Citi then discussed with the Board preliminary financial perspectives with respect to XPO’s proposal and the Company as well as other transaction-related information. The terms of the revised XPO proposal were then discussed. As part of the discussion regarding the size of the termination fee proposed by XPO, members of the Board asked Citi for its views regarding the likelihood that there were other potentially interested parties that would be willing to pay a higher price than that proposed by XPO following the announcement of a signed a Merger Agreement. Based on the factors previously considered, Citi indicated it believed that following public announcement of the signing of any Merger Agreement with XPO it would be highly unlikely that potentially interested parties would be willing to acquire Con-way at a price per Share higher than that proposed by XPO. Management confirmed that it concurred with Citi’s view. The Board again discussed potential strategic alternatives as outlined in the August 16, 2015 Board meeting, the feasibility of such strategic alternatives and the risks and uncertainties associated with pursuing such alternatives as well as the Company’s ability to successfully execute and implement such alternatives. Following this discussion, it was the sense of the Board that neither remaining as a standalone company nor pursuing the other strategic alternatives discussed above were likely to create greater overall value for the Company’s stockholders than XPO’s proposal. The Board noted that while it viewed the terms currently proposed by XPO as attractive, it would like to improve the terms proposed by XPO, and discussed how to proceed. Following discussion, the Board reached a consensus that Messrs. Templin and Stotlar would contact Mr. Jacobs and take the following negotiating positions: (a) the price per Share in XPO’s August 19th proposal potentially undervalues the Company when taking into consideration the value of the Company’s business to XPO, and the Board would like to see if the price can be negotiated higher, (b) the termination fee should be reduced from 4% to 3% of the equity value of the transaction and the tender offer should not be commenced until 15 days after signing, (c) the minimum condition failure expense reimbursement obligation should be removed from the proposed terms and (d) the Company needed to have an opportunity to review and understand XPO’s financing commitments prior to any signing of a Merger Agreement.

On August 21, 2015, Messrs. Templin and Stotlar, together with a representative of Citi, communicated the Board’s message to Mr. Jacobs as directed.

Later on August 21, 2015, Mr. Jacobs responded informing Messrs. Templin and Stotlar that (a) XPO would not increase its proposed price per Share, (b) while XPO already had reduced the termination fee, it would be willing to further reduce the fee to 3.8% of the equity value of the transaction but would not agree to delay the launch of the tender offer until 15 days after signing of a definitive Merger Agreement, (c) XPO would be willing to reduce the minimum condition failure expense reimbursement obligation from 1% of the equity value of the transaction to $5 million and (d) the Company would be afforded an opportunity to review the XPO financing commitment letters prior to the signing of any Merger Agreement. Mr. Jacobs also noted that XPO’s financing costs had increased materially as a result of changes in the financing markets and that Con-way’s full fiscal year 2015 revenue and EBITDA contemplated by the Con-way Management Case and Con-way Management Case with Growth Initiatives were lower than Wall Street consensus estimates as of the time of XPO’s initial proposal of July 8, 2015.

On August 22, 2015, the Board held a special telephonic meeting. Also present at the meeting were members of management, representatives of Citi and representatives of Sidley Austin. Mr. Templin began by describing XPO’s response to the Board’s message. Following discussion, the Board directed Mr. Templin to inform Mr. Jacobs that the revised terms were sufficient for Con-way to permit XPO to complete its due diligence and negotiate the remaining terms of the Merger Agreement but that the Board requested a further reduction in the termination fee from 3.8% of the equity value of the transaction to 3.25% of the equity value of the transaction. Following the meeting, Mr. Templin communicated the Board’s message to Mr. Jacobs.

On August 23, 2015, Sidley Austin sent a markup of the Merger Agreement to Wachtell Lipton. From August 23, 2015 through signing, Con-way and XPO and their respective advisors negotiated the terms of the Merger Agreement.

On August 25, 2015, members of Con-way management, members of XPO management and certain advisors met to discuss follow-up due diligence inquiries from XPO.

On August 26, 2015, a member of XPO management informed Con-way’s General Counsel that XPO would require as a condition to signing a Merger Agreement that certain members of Con-way management, including, among others, Messrs. Stotlar, Bruffett and Krull, enter into non-competition agreements with XPO. From August 26, 2015 through signing, the members of the Con-way management team contemplated to enter into the non-compete agreements negotiated the terms of their respective agreements with XPO. XPO management also discussed with Con-way management XPO’s request that certain rabbi trust agreements related to non-qualified deferred compensation obligations of the Company be amended so that the Company would not be required to fund such trusts with marketable securities or letters of credit upon the occurrence of a change of control of the Company or a potential change of control (as described in the trust agreements).

On August 29, 2015, the Board held an in-person meeting. Also present at the meeting were members of Con-way management and representatives of Citi and Sidley Austin. Mr. Templin and members of management updated the Board on the status of the negotiations, including that they had not yet received drafts of XPO’s financing commitment letters, XPO continued to resist decreasing the termination fee from 3.8% of the equity value of the transaction and that XPO recently made demand that certain members of Con-way management execute non-compete agreements and the requests for amendments to the rabbi trust agreements. Representatives of Sidley Austin again reviewed with the Board its fiduciary duties in considering a change of control transaction and provided an overview of the draft Merger Agreement. Citi then discussed with the Board updated preliminary financial perspectives with respect to Con-way and the financial terms of XPO’s proposal. The Board then reviewed the various factors they had considered in evaluating the potential transaction, including management’s recommendation in favor of the transaction. As part of this discussion, the Board again discussed the likelihood that other potentially interested parties would acquire the Company at a price per Share higher than the $47.60 per Share proposed by XPO. At the Board’s request, Citi confirmed its view that it believed it was highly unlikely that a potentially interested party would acquire the Company at a price per Share higher than the $47.60 per Share proposed by XPO. Management again confirmed it agreed with such view. The Board also discussed again various possible strategic alternatives that the Company might pursue, including remaining as a standalone company. It remained the sense of the Board that neither remaining as a standalone company nor pursuing the other strategic alternatives discussed above were likely to create greater overall value for the Company’s stockholders than XPO’s proposal. Following discussion, the Board determined that Mr. Templin and management should continue to negotiate with XPO to resolve the open issues.

On August 31, 2015, the Board held a telephonic meeting. Also present at the meeting were members of Con-way management and representatives of Citi and Sidley Austin. Mr. Templin provided the Board with an update of the status of negotiations with XPO.

During the week of August 31, XPO completed its confirmatory due diligence and synergies analysis and Con-way and XPO worked to resolve the remaining issues, including finalizing the Merger Agreement, the XPO financing commitment letter, the non-compete agreements and the rabbi trust agreement amendments. The Company was able to obtain an amendment to the executive rabbi trust agreement so that the Company would not be required to fund the trust upon a potential change of control with respect to certain plan liabilities but was not able to obtain an amendment to the executive trust agreement so that the Company would not be required to deposit marketable securities or letters of credit in the trust upon a change of control. Also during that week, Con-way management shared with the Board summaries of the material terms of the XPO commitment letters and summaries of the consideration to be received by Con-way management in exchange for their non-compete agreements. The parties set September 8, 2015 as a target for the Board to consider approval of the Merger Agreement and, if the Merger Agreement was so approved, the signing of the Merger Agreement by the parties.

On September 7, 2015, Mr. Jacobs informed Mr. Stotlar that XPO had concerns regarding the amount of Con-way’s transaction costs as disclosed to XPO.

On September 8, 2015, the Board held a telephonic special meeting. Also present at the meeting were members of Con-way management, representatives of Citi and representatives of Sidley Austin. Management informed the Board that the only outstanding matter to be addressed between the parties was XPO’s concerns regarding Con-way’s transaction costs and that Mr. Jacobs had informed Mr. Stotlar and Citi that XPO’s board had approved the transaction and was ready to proceed on the terms reached by the parties but XPO would not proceed until its concerns had been resolved. Following discussion regarding how to proceed, the Board determined it would approve the transaction on the terms that had been previously reached by the parties and inform Mr. Jacobs that Con-way was prepared to proceed on the terms previously reached by the parties. Sidley Austin reviewed with the Board the changes to the terms of the transaction documents from those last reviewed by the Board. Citi reviewed with the Board its financial analysis of the $47.60 per Share consideration and delivered an oral opinion, confirmed by delivery of a written opinion dated September 8, 2015, to the Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, the $47.60 per Share consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Con-way common stock (other than XPO, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. The Board then adopted resolutions approving the Merger Agreement and the Con-way compensation committee adopted resolutions approving the treatment of the outstanding equity awards in the transaction. The Board then directed Mr. Templin to inform Mr. Jacobs that the Board had approved the Merger Agreement and Con-way was prepared to proceed on the terms previously reached by the parties. The meeting was then recessed so Mr. Templin could deliver the message to Mr. Jacobs and report back to the Board.

As directed by the Board, Mr. Templin delivered the Board’s message to Mr. Jacobs that the Board had approved the Merger Agreement and Con-way was prepared to proceed on the terms previously reached by the parties.

Later on September 8, 2015, the Board reconvened, reaffirmed its approval of the Merger Agreement and directed Mr. Templin to inform Mr. Jacobs that the Board had approved the transaction on the terms previously reached by the parties. After the meeting adjourned, Mr. Templin delivered the message to Mr. Jacobs.

On September 9, 2015, Mr. Jacobs contacted Mr. Stotlar and indicated XPO was willing to proceed on the terms approved by the Board, including as to the transaction costs disclosed to XPO. In the afternoon of September 9, 2015, Con-way, XPO and Purchaser executed the Merger Agreement, XPO and Morgan Stanley executed the financing commitment letter and ancillary agreements and Con-way and XPO announced the execution of the Merger Agreement. The press release is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference. The following day, Con-way filed the Merger Agreement with the SEC as an exhibit to a Current Report on Form 8-K.

Following the public announcement of the transaction, on September 10, 2015, a representative of Fund X informed Citi that Fund X had seen the September 9th announcement of the execution of the Merger Agreement and was formally expressing interest in the Company. The representative of Fund X did not provide any terms for a potential transaction with Con-way. Con-way and its advisors informed the Board of Fund X’s message and, consistent with the terms of the Merger Agreement, informed XPO orally and in writing of the message from Fund X.

On September 15, 2015, XPO and Purchaser filed the Offer to Purchase and related documents with the SEC and commenced the tender offer.

On September 17, 2015, a representative of Fund X sent a message to a representative of Citi reiterating Fund X’s interest in the Company. The representative of Fund X did not provide any terms for a potential transaction with Con-way. Pursuant to instructions from the Company, the representative of Citi informed the representative of Fund X that the Company and its representatives are subject to the non-solicitation provisions of the Merger Agreement. Con-way and its advisors informed the Board of Fund X’s message and, consistent with the terms of the Merger Agreement, informed XPO orally and in writing of the message from Fund X.

On September 21, 2015, the Board held a regularly scheduled Board meeting. Also present for a portion of the meeting were members of management and representatives of Citi and Sidley Austin. The Board reviewed with management, Citi and Sidley Austin the September 10 and September 17 messages from Fund X that Fund X was interested in the Company. After discussion, the Board determined that, at that time, the messages from Fund X to Citi on September 10 and September 17 were not sufficient for the Board to make a finding required under the Merger Agreement that would allow the Company to engage in negotiations with Fund X. In reaching this conclusion, the Board noted that the messages from Fund X did not contain a proposed purchase price, did not express a view that Fund X was willing to pay more per Share than the Offer Price and did not request non-public information.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders accept the Offer and tender their Shares in the Offer, the Board consulted with the Company’s senior management team and outside legal and financial advisors and considered and evaluated numerous factors over the course of over seven meetings of the Board since July 12, 2015, including the following material factors, each of which the Board believes supported its unanimous determinations:

•	Transaction Consideration. That the Offer Price and Merger Consideration represented:

•	a 35.1% premium over the closing price of the Company common stock on September 4, 2015;

•	a 37.5% premium over the volume-weighted average closing price of the Company common stock reported for the ten trading day period prior to September 4, 2015; and

•	a 33.7% premium over the volume-weighted average closing price of the Company common stock reported for the twenty trading day period prior to September 4, 2015.

•	Historical Performance and Prospects.

•	The current and historical financial condition, results of operations and business of the Company and the Company’s historical performance relative to other companies in the industry.

•	The strategic plan developed by the Company’s senior management and the uncertainty regarding whether the Company would be able to execute the strategic plan and achieve the results contemplated by the plan, including the fact that the Company is currently performing below the levels contemplated by the plan, the risks associated with potential actions designed to return to plan levels, the Company’s historical performance relative to projected results and the fact that the plan does not contemplate a deceleration of growth or recession during the period covered by the projections.

•	The view that a global integrated supply chain model is likely to be a more successful model for future growth and the challenges the Company faces in implementing such a model.

•	The current state of the economy and uncertainty surrounding projected macroeconomic conditions both in the near term and the long term.

•	In light of the foregoing, the Company’s near-term and longer-term prospects as an independent standalone company.

•	Potential Strategic Alternatives.

•	The potential strategic alternatives available to the Company, including pursuing a standalone strategy, divesting Truckload and/or Menlo through a sale, spin-off or spin/merge transaction and using the proceeds therefrom for a material share repurchase or repayment of indebtedness, and the potential stockholder value that might result from such alternatives.

•	The feasibility of such alternatives, the risks and uncertainties associated with pursuing such alternatives and the ability of the Company to successfully execute and implement such alternatives.

•	The Board’s view, taking into account, among other things, its review and discussions with the Company’s senior management and advisors regarding potential strategic alternatives for the Company, that other strategic alternatives reviewed by the Board were unlikely to create greater overall value for the Company’s stockholders than the Offer and the Merger.

•	Other Potentially Interested Parties. The Board’s belief, taking into account, among other things, its familiarity with the industry and discussions with the Company’s senior management and financial advisor, that other potentially interested parties were unlikely to be willing to acquire the Company at a purchase price in excess of the $47.60 per Share consideration offered by Parent and that such other potentially interested parties would be able to submit a competing proposal, if they so desired, following the announcement of the execution of the Merger Agreement.

•	Cash Consideration; Certainty of Value. The fact that the Offer Price and Merger Consideration is a fixed cash amount, providing the Company’s stockholders with certainty of value and liquidity immediately upon the closing of the transaction, in comparison to the risks and uncertainty that would be inherent in remaining a stand-alone company or pursuing a transaction in which all or a portion of the consideration is payable in stock.

•	Opinion of the Company’s Financial Advisor. The opinion of Citi, dated September 8, 2015, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $47.60 per Share consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than XPO, Purchaser and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

•	No Financing Condition. The Offer and the Merger are not subject to a financing condition and, in particular, that Parent has entered into a commitment letter for a senior secured second lien bridge credit facility with Morgan Stanley Senior Funding, Inc. to provide up to $2.025 billion of funding for the transaction and is representing that it has and will have sufficient cash funds for the remaining amount payable in connection with the transactions contemplated by the Merger Agreement and any obligations of the Surviving Corporation or its subsidiaries that become payable in connection with or as a result of such transactions.

•	Likelihood of Consummation. The conditions to the consummation of the Offer and the Merger and the likelihood of closing and the fact that no third-party (non-governmental) consents are conditions to the consummation of the Offer or the Merger as well as the Board’s belief that the prospects for receiving all required regulatory approvals are favorable.

•	Specific Performance; Other Remedies.

•	The fact that, if Parent or Purchaser fails, or threatens to fail, to satisfy its obligations under the Merger Agreement, the Company is entitled to specifically enforce the Merger Agreement.

•	The Company is entitled to seek other remedies if Parent or Purchaser fails to consummate the Offer or the Merger when it is obligated to do so.

•	The Merger Agreement requires Parent to pay the Company $54,137,000 if Parent materially breaches the Merger Agreement in a way that materially delays or impairs the consummation of the Offer or the Merger.

•	Availability of Appraisal Rights. The availability of appraisal rights under the DGCL to Company stockholders who do not tender in the Offer and who otherwise comply with all of the required procedures under the DGCL, which provides those eligible stockholders with an opportunity to have the Delaware Court of Chancery (the “Court of Chancery”) determine the fair value of their Shares, which may be more than, less than or the same as the amount such stockholders would have received under the Merger Agreement.

•	Terms of the Merger Agreement. The general terms and conditions of the Merger Agreement and the course of negotiations of the key provisions thereof, including:

•	the parties’ representations, warranties and covenants;

•	the Company’s ability, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that the third party has made a competing proposal that constitutes or could reasonably be expected to lead to a superior proposal and, after consultation with outside legal counsel, that the failure to take such actions would reasonably be expected to result in a violation of the Board’s fiduciary obligations;

•	the fact that, in certain circumstances, the Board is permitted to change its recommendation that the Company’s stockholders tender their Shares in the Offer, which would result in Parent having the right to terminate the Merger Agreement at which time the Company would be required to pay Parent a termination fee of $102,861,000 (or approximately 3.8% of the equity value of the transaction); and

•	the Board’s belief that the terms of the Merger Agreement were reasonable and would not discourage other potential acquirors from making an alternative proposal to acquire the Company.

•	Potentially negative factors, including:

•

the fact that the Company had not engaged in a competitive bid process or other broad solicitation of interest; the Board noted that its decision not to engage in a competitive bid process was informed by, among other factors, (a) the strength of Parent’s initial proposed purchase price of $47.50 per Share and subsequent increase in such proposed price to $47.60 per Share, (b) its belief, taking into account its familiarity with the industry and discussions with the Company’s senior management and financial advisor, that other potentially interested parties were unlikely to acquire the Company at a purchase price in excess of the purchase price offered by Parent, (c) concern that conducting a bid process would be disruptive to the Company as well as concerns regarding confidentiality resulting from engaging in a competitive bid process and the potential, as indicated by Parent, that Parent would terminate discussions with the Company in such event, and (d) the fact that other potentially interested parties would be able to submit a competing proposal, if they so desired, following the announcement of the execution of the Merger Agreement;

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative proposals; the Board noted that its decision not to require a provision that would permit the Company to actively solicit proposals was based on, among other things, (a) the Board’s belief that the public announcement of the transaction would afford other potentially interested parties sufficient notice that the Company was interested in pursuing a transaction and (b) Parent’s consistent statements that it would not accept a “go-shop” provision;

•	the fact that, following the Merger, the Company will no longer exist as an independent public company and the Company’s existing stockholders will not participate in the future earnings of the Company or Parent or growth or benefit from any synergies resulting from the consummation of the transactions contemplated by the Merger Agreement;

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Offer and the Merger, which may delay or prevent the Company from undertaking certain business opportunities that may arise;

•	the possibility that the Offer and Merger may not be completed and potential adverse consequences to the Company if the transactions are not completed, including the potential impact on the Company’s stock price, the potential loss of customers and employees, and the potential erosion of third-party confidence in the Company. The Board believes that such risks are mitigated by certain terms in the Merger Agreement, including: the absence of significant required third-party approvals (other than antitrust approvals and the Minimum Condition); the absence of any financing condition to Parent’s obligations to complete the Offer and the Merger; and the Company’s ability to specifically enforce the Merger Agreement;

•	the fact that, for U.S. federal income tax purposes, the Offer Price and Merger Consideration will be taxable to Company stockholders who are entitled to receive such consideration;

•	the significant costs involved in connection with entering into and completing the Offer and the Merger and the substantial time and effort of management required to complete the transactions contemplated by the Merger Agreement, which may disrupt the Company’s business operations; and

•	the fact that the Company’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of Company stockholders (such as change in control or termination payments).

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented, including the factors described above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority and other than Shares subject to Options, SARs, Restricted Stock Awards, RSUs or PSPUs). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company’s Financial Advisor

Con-way has retained Citi as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, Con-way requested that Citi evaluate the fairness, from a financial point of view, of the $47.60 per Share consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares. On September 8, 2015, at a meeting of the Board held to evaluate the Offer and the Merger, Citi delivered an oral opinion, confirmed by delivery of a written opinion dated September 8, 2015, to the Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the $47.60 per Share consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than XPO, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated September 8, 2015, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex A and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Board (in its capacity as such) in connection with its evaluation of the per Share consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of Con-way to effect the Offer or the Merger, nor did Citi’s opinion address the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for Con-way or the effect of any other transaction in which Con-way might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should otherwise act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi:

•	Reviewed a draft, dated September 7, 2015, of the Merger Agreement;

•	held discussions with certain of Con-way’s senior officers, directors and other representatives and advisors concerning the businesses, operations and prospects of Con-way;

•	reviewed certain publicly available business and financial information relating to Con-way as well as certain financial forecasts and other information and data relating to Con-way under both a management case and an alternative management case with growth initiatives provided to or discussed with Citi by the management of Con-way;

•	reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Shares, Con-way’s projected earnings and other operating data, and the capitalization and financial condition of Con-way;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Con-way;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of Con-way that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Con-way that Citi was directed to utilize in its analyses, Citi was advised by the management of Con-way and, with Con-way’s consent, Citi assumed that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Con-way’s management as to the future financial performance of Con-way under the alternative cases reflected therein and the other matters covered thereby. Citi relied, with Con-way’s consent, upon the assessments of Con-way’s management as to, among other things, the potential impact on Con-way of market, cyclical and other trends in and prospects for the transportation, logistics and supply-chain management services industries and assumed, with Con-way’s consent, that there would be no developments with respect to any such matters that would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet or otherwise) of Con-way or any other entity and Citi did not make any physical inspection of the properties or assets of Con-way or any other entity. Citi assumed, with Con-way’s consent, that the Offer and the Merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Con-way or the Offer and the Merger. Representatives of Con-way advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft that Citi reviewed.

Citi’s opinion did not address any terms (other than the per Share consideration to the extent expressly specified in its opinion) or other aspects or implications of the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer and the Merger or otherwise. In connection with its engagement, Citi was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Con-way. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per Share consideration or otherwise. Citi’s opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Miscellaneous

Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Con-way and XPO unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation including, during the two-year period prior to the date of its opinion, having acted or acting (i) as a foreign exchange liability management provider and global cash management provider to, and as a lender under certain letters of credit and other credit arrangements for, Con-way, and (ii) as a foreign exchange liability management provider to XPO, joint bookrunning manager and/or joint structuring advisor for certain equity and senior notes offerings of XPO, and joint lead arranger, joint bookrunning manager and co-documentation agent for, and as a lender under, a revolving credit facility of XPO. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Con-way and XPO for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Con-way, XPO and their respective affiliates.

Con-way selected Citi as its financial advisor in connection with the Offer and the Merger based on Citi’s reputation, experience, industry knowledge and familiarity with Con-way and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For a description of the terms of Citi’s engagement as Con-way’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Summary of Financial Analyses

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered, in connection with such opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and their respective opinions.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Con-way’s control. No company, business or transaction reviewed is identical to Con-way or the Offer and the Merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, business segments or transactions reviewed.

The estimates contained in the analyses performed by Citi and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Con-way and XPO and the decision to enter into the Merger Agreement was solely that of the Board. Citi’s opinion was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or Con-way management with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses presented to the Board in connection with the Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand such financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such analyses. Financial data for Con-way utilized in the financial analyses described below were based on internal forecasts and estimates prepared by Con-way management (the “Con-way Management Case”) and, in the case of the discounted cash flow analysis, on both the Con-way Management Case and an alternative case prepared by Con-way management reflecting certain growth initiatives for Con-way to enter new markets or provide new services that Con-way management intended to explore or undertake within the next five years (the “Con-way Management Case with Growth Initiatives”). For purposes of the financial analyses described below, (i) implied per Share equity value reference ranges derived from such analyses were rounded to the nearest $1.00, and (ii) estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), means EBITDA excluding one-time, non-recurring items.

Selected Public Companies Analysis. Citi reviewed publicly available financial and stock market information of Con-way and the following four selected companies that in its professional judgment Citi considered generally relevant for comparative purposes as U.S. publicly traded companies in the less-than-truckload sector of the surface transportation industry (collectively, the “Selected Companies”):

•	ArcBest Corporation

•	Old Dominion Freight Line, Inc.

•	Saia, Inc.

•	YRC Worldwide Inc.

Citi reviewed, among other information, enterprise values of the Selected Companies, calculated as fully diluted equity values based on closing stock prices on September 4, 2015 plus debt, less cash and cash equivalents, as multiples of calendar year 2015 and calendar year 2016 estimated EBITDA and calendar year 2015 and calendar year 2016 estimated earnings before interest and taxes (“EBIT”). Citi also reviewed fully diluted equity values as of September 4, 2015 as a multiple of calendar year 2015 and calendar year 2016 estimated net income. The overall low to high calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the Selected Companies were 3.7x to 8.5x (with a median of 5.2x) and 3.2x to 7.5x (with a median of 4.5x), respectively, the overall low to high calendar year 2015 and calendar year 2016 estimated EBIT multiples observed for the Selected Companies were 7.1x to 11.2x (with a median of 9.5x) and 5.6x to 9.8x (with a median of 7.9x), respectively, and the overall low to high calendar year 2015 and calendar year 2016 estimated net income multiples observed for the Selected Companies were 12.8x to 18.1x (with a median of 15.6x) and 8.5x to 15.7x (with a median of 11.2x), respectively. Citi then applied selected ranges of calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 3.7x to 5.8x and 3.2x to 5.2x, respectively, selected ranges of calendar year 2015 and calendar year 2016 estimated EBIT multiples of 7.1x to 9.5x and 5.6x to 8.1x, respectively, and selected ranges of calendar year 2015 and calendar year 2016 estimated net income multiples of 12.8x to 17.0x and 8.5x to 12.2x, respectively, derived from the Selected Companies to corresponding data of Con-way. Financial data of the Selected Companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Con-way was based on the Con-way Management Case. This analysis indicated the following approximate implied per Share equity value reference ranges for Con-way, as compared to the per Share consideration:

Implied Per Share Equity Value Reference Ranges Based on:						Per Share Consideration
2015E EBITDA	2016E EBITDA	2015E EBIT	2016E EBIT	2015E Net Income	2016E Net Income
$28.00-$47.00	$27.00-$47.00	$29.00-$40.00	$27.00-$41.00	$31.00-$41.00	$25.00-$36.00	$47.60

Selected Precedent Transactions Analysis. Using publicly available information, Citi reviewed financial data relating to the following six selected transactions publicly announced from November 13, 2000 to May 26, 2006 (noting, in particular, that no sizable transactions in the less-than-truckload sector of the surface transportation industry had been announced since 2006) that Citi in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with operations primarily in the less-than-truckload sector of the surface transportation industry (collectively, the “Selected Transactions”):

Announcement Date	Acquiror	Target

May 26, 2006	• FedEx Corporation	• Watkins Motorlines, Inc. (LTL Service Business)

May 16, 2005	• United Parcel Service Inc.	• Overnite Corporation

February 27, 2005	• Yellow Roadway Corporation	• USF Corporation

July 8, 2003	• Yellow Corporation	• Roadway Corporation

August 22, 2001	• Roadway Corporation	• Arnold Industries, Inc.

November 13, 2000	• FedEx Corporation	• American Freightways Corporation

Citi reviewed, among other information, transaction values of the Selected Transactions, calculated as the purchase prices paid for the target companies, plus debt and less cash and cash equivalents and non-controlling interests (as applicable), as a multiple of such target companies’ latest 12 months EBITDA and latest 12 months EBIT. The overall low to high latest 12 months EBITDA and latest 12 months EBIT multiples observed for the Selected Transactions for which information was publicly available were 5.8x to 7.4x (with a median of 6.4x) and 9.3x to 12.4x (with a median of 10.9x), respectively. Citi then applied a selected range of latest 12 months EBITDA multiples of 5.8x to 7.4x and latest 12 months EBIT multiples of 9.3x to 12.4x derived from the Selected Transactions to Con-way’s latest 12 months EBITDA and EBIT, respectively, as of July 31, 2015. Financial data of the Selected Transactions were based on publicly available information. Financial data of Con-way was based on the Con-way Management Case. This analysis indicated the following approximate implied per Share equity value reference ranges for Con-way, as compared to the per Share consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Consideration
LTM EBITDA	LTM EBIT
$46.00 - $60.00	$39.00 - $53.00	$47.60

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of Con-way by calculating the estimated present value of the unlevered, after-tax free cash flows that Con-way was forecasted to generate during the second half of the fiscal year ending December 31, 2015 through the full fiscal year ending December 31, 2020 based both on the Con-way Management Case and the Con-way Management Case with Growth Initiatives. For purposes of this analysis, stock-based compensation was treated as a cash expense. The terminal year reflected normalized depreciation and amortization for ongoing maintenance capital expenditures and, under the Con-way Management Case, the elimination of certain pension plan cash funding needs. The implied terminal values for Con-way were calculated by applying to Con-way’s estimated standalone unlevered after-tax free cash flows for the fiscal year ending December 31, 2020 a selected range of perpetuity growth rates of 1.5% to 2.5%. The cash flows and terminal values were discounted to present value (as of June 30, 2015) using discount rates ranging from 8.2% to 9.7%. This analysis indicated the following overall approximate implied per Share equity value reference ranges for Con-way based both on the Con-way Management Case and the Con-way Management Case with Growth Initiatives, as compared to the per Share consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Per Share Consideration
Con-way Management Case	Con-way Management Case with Growth Initiatives
$39.00 - $58.00	$39.000 - $59.00	$47.60

Other Information. Citi observed certain additional factors that were not considered part of its financial analyses for its opinion but were noted for informational purposes, including the following:

•	historical trading prices of Shares during the 52-week period ended September 4, 2015, which reflected low to high closing prices for Shares during such period of approximately $34.00 to $54.00 per Share;

•	one-year forward stock price targets for Shares as reflected in selected publicly available Wall Street research analysts’ reports, which indicated a target stock price range (discounted to present value as of June 30, 2015 utilizing a discount rate of 10.0% based on Con-way’s cost of equity) for Con-way of approximately $34.00 to $53.00 per Share;

•	premiums paid in 30 selected transactions announced between January 1, 2015 and September 4, 2015 with transaction values of greater than $1.0 billion involving global industrial target companies which indicated, after applying to the closing price of Shares on September 4, 2015 a selected range of one-day premiums of 20% to 40% (derived from the average premiums paid in such selected transactions of approximately 29.3% based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of the relevant transactions), an approximate implied per Share equity value reference range for Con-way of $42.00 to $49.00 per Share;

•	implied calendar year 2015 and calendar year 2016 estimated EBITDA, EBIT and net income multiples of five selected publicly traded companies with operations primarily in the truckload sector of the surface transportation industry, Celadon Group, Inc., Heartland Express, Inc., Knight Transportation Inc., Swift Transportation Company and Werner Enterprises, Inc., which indicated implied calendar year 2015 and calendar year 2016 estimated EBITDA multiples of 5.0x to 7.3x (with a median of 6.8x) and 4.7x to 6.6x (with a median of 5.9x), respectively, calendar year 2015 and calendar year 2016 estimated EBIT multiples of 8.7x to 14.4x (with a median of 11.5x) and 7.8x to 12.3x (with a median of 10.0x), respectively, and calendar year 2015 and calendar year 2016 estimated net income multiples of 11.2x to 20.5x (with a median of 16.2x) and 9.8x to 18.6x (with a median of 14.6x), respectively; and

•	implied latest 12 months EBITDA and EBIT multiples paid in seven selected transactions announced during the period December 11, 2000 to July 24, 2014 involving target companies with operations primarily in the truckload sector of the surface transportation industry (acquiror/target), Swift Transportation Co., Inc./M.S. Carriers, Inc. (December 11, 2000), SAINT Corporation/Swift Transportation Co., Inc. (January 19, 2007), New Mountain Lake Acquisition Company/U.S. Xpress Enterprises, Inc. (June 22, 2007), Con-way Inc./Contract Freighters, Inc. (July 16, 2007), Heartland Express, Inc./Gordon Trucking, Inc. (November 12, 2013), TransForce Inc./Transport America, Inc. (June 2, 2014) and TransForce Inc./Contrans Group Inc. (July 24, 2014), which indicated latest 12 months EBITDA and latest 12 months EBIT multiples of 4.9x to 6.7x (with a median of 5.8x) and 9.6x to 17.1x (with a median of 12.2x), respectively.

Forward-Looking Financial Information

The Company does not as a matter of general practice make public detailed projections as to its anticipated financial position or results of operations given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, other than providing, from time to time, estimated ranges of certain expected financial results and operational metrics in its regular earnings press releases and other investor material. However, in connection with the transaction, the Company’s management prepared certain forward-looking financial information relating to the Company for fiscal years 2015 through 2020. These projections were initially presented to the Board on July 22, 2015 (such projections, the “Con-way Initial Management Case” and, together with the Con-way Management Case and the Con-way Management Case with Growth Initiatives, the “Financial Projections”), along with projections showing the incremental impact of growth initiatives on the Con-way Initial Management Case that were the same as the incremental impact of the growth initiatives on the Con-way Management Case with Growth Initiatives. Subsequently, per feedback received from the Board relating to the Con-way Initial Management Case, the Company’s management prepared the Con-way Management Case, which, along with the Con-way Management Case with Growth Initiatives, was presented to the Board on August 16, 2015 and also was provided to the Company’s financial advisor. In addition to the Con-

way Management Case, the Company’s management prepared the Con-way Management Case with Growth Initiatives to reflect the incremental effect of certain initiatives to enter new markets or provide new services that the Company’s management intended to explore or undertake within the next five years. While the Con-way Initial Management Case also was provided to the Company’s financial advisor, the Company instructed the Company’s financial advisor to use and rely on the Con-way Management Case and the Con-way Management Case with Growth Initiatives for purposes of its financial analyses and opinion. The Financial Projections are summarized below.

None of the Financial Projections were intended for public disclosure. Nonetheless, a summary of the Financial Projections is included in this Schedule 14D-9 only because certain of the Financial Projections were made available to Parent, the Board and the Company’s financial advisor. The inclusion of the Financial Projections in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material.

The Financial Projections are unaudited and were not prepared with a view toward public disclosure or compliance with the American Institute of Certified Public Accountants requirements for preparation and presentation of prospective financial information or United States generally accepted accounting principles (“GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on the Financial Projections or their achievability, and they assume no responsibility for, and disclaim any association with, the Financial Projections.

In the view of the Company’s management, the Financial Projections were prepared on a reasonable basis and reflected the best available estimates and judgments of the Company’s management at the time of preparation as to the future financial performance of the Company. The Con-way Management Case reflected the view of the Company’s management as to the most likely future financial performance of the Company, while the Con-way Management Case with Growth Initiatives reflected the possible upside potential future financial performance of the Company. The Financial Projections have not been updated, are not facts and should not be relied upon as necessarily indicative of actual future results, and stockholders are cautioned not to place undue reliance on the Financial Projections. Some or all of the assumptions that have been made in connection with the preparation of the Financial Projections may have changed since the date the Financial Projections were prepared. Neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the Financial Projections if any or all of them have become, are or become inaccurate (even in the short term) since the time of their preparation. These considerations should be taken into account in reviewing the Financial Projections, which were prepared as of an earlier date.

Because the Financial Projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Financial Projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Financial Projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the factors described in the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2014 and the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2015 and in the Company’s other filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below are necessarily indicative of the actual future performance of the Company or that actual results will not differ materially from the projected results summarized below, and the Financial Projections cannot be considered a guarantee of future operating results and should not be relied upon as such.

The Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger. Further, the Financial Projections do not take into account the effect of any failure of the Offer and the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Non-GAAP financial measures such as EBIT, EBITDA, unlevered free cash flow and risk adjusted unlevered free cash flow should not be considered in isolated form, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Financial Projections

Con-way Initial Management Case

The Con-way Initial Management Case reflects various estimates and assumptions made by the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, the following assumptions ($ in millions):

•	A long-term GDP growth forecast of 2.4%, 2.8%, 2.5%, 2.5%, 2.5% and 2.5% for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	Net capital expenditures of $(180), $(304), $(319), $(333), $(352) and $(364) for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	Change in net working capital of $(5), $(18), $(17), $(18), $(18) and $(19) for 2H 2015, 2016, 2017, 2018, 2019 and 2020;

•	Pre-tax cash funding of employee benefits of $(20), $(40), $(40), $(40), $(30) and $(30) for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	Deferred income tax benefit of $(5), $10, $10, $10, $10 and $10 for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	No mergers or acquisitions activity;

•	A tax rate of 40% through 2020;

•	Dividends would be maintained at their current level of 60 cents per Share annually;

•	No Share repurchasing was assumed beyond 2015; and

•	Diesel fuel prices would remain constant through 2020.

The following table summarizes the Con-way Initial Management Case:

Con-way Initial Management Case

	($ in millions)
	2H 2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$2,999	$6,180	$6,554	$6,934	$7,324	$7,737
EBITDA	$273	$590	$643	$695	$751	$809
EBIT	$149	$334	$374	$413	$454	$497
Net Operating Profit After Tax	$90	$201	$225	$248	$272	$298
Unlevered Free Cash Flow	$(3)	$101	$129	$150	$179	$206

Con-way Management Case

The Con-way Management Case reflects various estimates and assumptions made by the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, the following assumptions ($ in millions):

•	A long-term GDP growth forecast of 2.4%, 2.9%, 2.7%, 2.4%, 2.0% and 2.0% for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	Net capital expenditures of $(174), $(300), $(320), $(337), $(348) and $(361) for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	Change in net working capital of $(5), $(18), $(18), $(18), $(17) and $(18) for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively.

•	Pre-tax cash funding of employee benefits of $(20), $(40), $(40), $(40), $(30) and $(30) for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	Deferred income tax benefit of $(5), $10, $10, $10, $10 and $10 for 2H 2015, 2016, 2017, 2018, 2019 and 2020, respectively;

•	No mergers or acquisitions activity;

•	A tax rate of 40% through 2020;

•	Dividends would be maintained at their current level of 60 cents per Share annually;

•	No Share repurchasing was assumed beyond 2015; and

•	Diesel fuel prices would remain constant through 2020.

The following table summarizes the Con-way Management Case:

Con-way Management Case

	($ in millions)
	2H 2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$2,999	$6,189	$6,571	$6,944	$7,302	$7,678
EBITDA	$272	$596	$659	$715	$773	$836
EBIT	$148	$340	$388	$430	$471	$518
Net Operating Profit After Tax	$89	$204	$233	$258	$283	$311
Unlevered Free Cash Flow	$2	$109	$138	$160	$199	$228

Con-way Management Case with Growth Initiatives

The Con-way Management Case with Growth Initiatives represents the incremental effect of initiatives to enter new markets or provide new services that Company management intends to explore or undertake within the next five years. The potential illustrative financial impact of the initiatives assumed for the Con-way Management Case with Growth Initiatives reflect the probability weighting of cash flows of the Company’s growth initiative with respect to national accounts and the Company’s growth initiative with respect to new services.

The following table summarizes the estimated incremental impact of the growth initiatives on the Con-way Management Case:

Con-way Management Case with Growth Initiatives

	($ in millions)
	2H 2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$0	$108	$236	$344	$452	$550
EBITDA	$0	$6	$14	$22	$31	$41
EBIT	$0	$5	$11	$18	$28	$38
Net Operating Profit After Tax	$0	$3	$7	$11	$17	$23
Unlevered Free Cash Flow	$0	$(4)	$(1)	$2	$7	$9
Risk Adjusted Unlevered Free Cash Flow	$0	$(2)	$0	$1	$4	$5

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Con-way has agreed to pay Citi for its services as Con-way’s financial advisor in connection with the Offer and the Merger an aggregate fee of approximately $20.1 million, of which portions were payable upon delivery of Citi’s opinion and upon announcement of the Offer and approximately $16.1 million is payable contingent upon completion of the Offer. In addition, Con-way has agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

Neither Con-way nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Con-way on its behalf with respect to the transaction or related matters.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for scheduled vesting of outstanding equity awards and issuances by the Company of Shares with respect thereto, to the Company’s knowledge, no transactions with respect to the Shares have been effected by any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (a) the Company will, and will cause its affiliates and representatives to, cease any solicitations, encouragement, discussions or negotiations with any persons that may be ongoing with respect to any acquisition proposal (as defined in the Merger Agreement) and (b) the Company will not, and will cause its affiliates and representatives not to, initiate, solicit or knowingly encourage or facilitate any inquiries regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an acquisition proposal, furnish any non-public information to any third party in connection with an acquisition proposal or participate in any discussion or negotiations with any third party with respect to an acquisition proposal. The Company has also agreed that it will not, and will cause its affiliates and representatives not to, approve, recommend or enter into, propose to take such action with respect to, or take other actions to support or in furtherance of an acquisition proposal. In the event the Company receives an unsolicited acquisition proposal under circumstances not in breach of the non-solicitation provisions of the Merger Agreement, the Company has agreed to certain procedures that it must follow. The information set forth in Section 11 of the Offer to Purchase under the headings “The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation” and “The Merger Agreement; Other Agreements—The Merger Agreement—Changes of Recommendation” are incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Regulatory Approvals

United States

The Offer is conditioned on satisfaction of the condition that any applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or been terminated (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties were required to make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) within 10 business days of entering into the Merger Agreement.

Antitrust

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See “Section 16—Certain Legal Matters; Regulatory Approvals—Compliance with the HSR Act” in the Offer to Purchase.

Under the HSR Act, the initial waiting period for a cash tender offer is 15 days. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, and this period may be extended if either (a) the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or (b) the reviewing agency issues a formal request for additional information and documentary material.

On September 17, 2015, Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Consequently, the required waiting period with respect to the Offer was initially set to expire at 11:59 p.m., New York City time, on October 2, 2015, unless earlier terminated or extended. On September 18, 2015, the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in response to Parent’s filing.

The FTC and the Antitrust Division may further consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although the Company believes that the consummation of the Offer will not violate any U.S. federal or state antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See “Section 15—Conditions of the Offer” in the Offer to Purchase.

Other Jurisdictions

The Company and certain of its subsidiaries and affiliates and certain affiliates of Parent conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the closing of the Offer or the Merger. In addition to the aforementioned filings pursuant to the HSR Act, Parent (together with the Company, as applicable) have made pre-merger filings under the competition and foreign investment laws of Mexico and the Netherlands. The purchase of Shares in the Offer may not be completed until after the applicable waiting periods have expired or the relevant approvals have been obtained under such laws.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is effected, holders of Shares immediately prior to the Effective Time who did not tender such Shares and who otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this notice, demand in writing appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Con-way Inc., 2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan 48105, attention: Stephen L. Bruffett. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer, and you must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(a) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board, for purposes of Section 203 of the DGCL and the requirements of any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations or other takeover laws and regulations of any state, adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Stockholder Approval Not Required

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger.

Golden Parachute Compensation

Background

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the Company’s named executive officers.

Aggregate Amounts of Potential Compensation

The following table summarizes potential golden parachute compensation that each named executive officer could be entitled to receive if the Offer and the Merger are consummated (including the value of payments made with respect to the accelerated vesting and cash-out of RSUs and PSPUs pursuant to the Merger Agreement) and, for certain payments and benefits, if the named executive officer thereafter incurs a qualifying termination of employment under certain circumstances. The amounts shown in the table are approximate and reflect certain assumptions that the Company has made in accordance with the SEC’s executive compensation disclosure rules, including, among other things:

•	That the Offer and Merger were consummated on October 14, 2015 (the first date upon which the Offer may be consummated);

•	That each of the named executive officers experienced a severance-qualifying termination of employment pursuant to their applicable CIC Agreements immediately following the consummation of the Offer and Merger;

•	That the value of a Share upon consummation of the Offer and Merger was $47.60, which is equal to the Offer Price and the per Share Merger Consideration.

In addition, in accordance with the SEC’s executive compensation disclosure rules, the following discussion and amounts do not include payments and benefits that are not enhanced by the Offer and Merger.

See also “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” for information regarding the current change in control arrangements with the Company’s current executive officers.

	Golden Parachute Compensation (1)
	Cash (2)	Equity (3)	Pension/ NQDC	Perquisites/ Benefits (4)	Tax Reimbursement	Other	Total
D.W. Stotlar	$6,350,882	$9,666,961	—	$343,557	—	—	$16,361,400
President & Chief Executive Officer

S.L. Bruffett	$1,852,198	$3,577,731	—	$134,467	—	—	$5,564,396
Exec. Vice President & Chief Financial Officer

R.L. Bianco, Jr.	$2,505,959	$3,514,849	—	$128,883	—	—	$6,149,691
Exec. Vice President

S.W. Krull	$1,631,462	$2,793,093	—	$57,477	—	—	$4,482,032
Exec. Vice President, General Counsel & Secretary

W.G. Lehmkuhl (5)	—	—	—	—	—	—	—
Former Exec. Vice President

(1)	All amounts reflected in the table are attributable to double-trigger arrangements (i.e., the payments are subject to the occurrence of both a change in control and upon the named executive officer’s qualifying termination of employment within 24 months thereafter), except for (i) the accelerated vesting and payment in cancellation of those RSUs and PSPUs that are scheduled to vest on or prior to February 29, 2016, which occurs automatically upon the Effective Time pursuant to the Merger Agreement, and (ii) the grant date fair value of fully vested shares of Parent common stock received as consideration for the Non-Competition Agreements and, in the case of Mr. Bianco, for retention purposes.
(2)	Amounts reflect cash severance benefits that would be payable under the CIC Agreements, equal to two times (or, in the case of Messrs. Stotlar and Bianco, three times) the sum of the named executive officer’s current annual base salary and target annual incentive compensation award for the year of termination. These amounts also include a pro-rated target annual bonus for the year of termination.
(3)	Amounts reflect the value of (i) accelerated vesting of equity awards in connection with the completion of the Merger and, other than with respect to RSUs and PSPUs that are scheduled to vest on or prior to February 29, 2016, a qualifying termination of employment following the consummation of the Merger, and (ii) the value of fully vested shares of Parent common stock to be received as consideration for the Non-Competition Agreements or for retention purposes (Messrs. Stotlar, Bruffett and Krull in the amount of $50,000 and Mr. Bianco in the amount of $400,000). The values in this column exclude any equity awards that are scheduled to vest between the date of this filing and October 14, 2015 (the earliest date on which the Offer may be consummated).

SINGLE TRIGGER EQUITY ACCELERATION (A)
	Unvested RSU Awards (#)	Unvested RSU Awards ($)	Unvested PSPU Awards (#)	Unvested PSPU Awards ($)
D.W. Stotlar	35,492	1,689,419	35,492	1,689,419
S.L. Bruffett	14,063	669,399	14,063	669,399
R.L. Bianco, Jr.	12,798	609,185	12,798	609,185
S.W. Krull	11,012	524,171	11,012	524,171
W.G. Lehmkuhl	—	—	—	—

DOUBLE TRIGGER EQUITY ACCELERATION (B)
	Unvested RSU Awards (#)	Unvested RSU Awards ($)	Unvested PSPU Awards (#)	Unvested PSPU Awards ($)
D.W. Stotlar	58,756	2,796,786	72,297	3,441,337
S.L. Bruffett	22,993	1,094,467	22,993	1,094,467
R.L. Bianco, Jr.	19,921	948,240	19,921	948,240
S.W. Krull	17,802	847,375	17,802	847,375
W.G. Lehmkuhl	—	—	—	—

(A)	Pursuant to the Merger Agreement, RSUs and PSPUs that are scheduled to vest on or prior to February 29, 2016 will vest in full and will be cancelled and exchanged for the right to receive the per Share Merger Consideration with respect to each Share subject to such RSU or PSPU upon the Effective Time. This single trigger equity acceleration table does not include the value of the fully vested shares of Parent common stock to be received as consideration for the restrictive covenant letter agreements or for retention purposes (Messrs. Stotlar, Bruffett and Krull in the amount of $50,000 and Mr. Bianco in the amount of $400,000). These fully vested shares are included in the Equity column of the Golden Parachute Compensation Table.
(B)	Pursuant to the Merger Agreement, those RSUs and PSPUs that are scheduled to vest after February 29, 2016 will be converted into Adjusted RSUs and Adjusted PSPUs, as applicable, upon the Effective Time. Under the terms of the applicable equity award agreements, the vesting of outstanding equity awards will accelerate in full if, within 24 months after a change in control of the Company, (a) the named executive officer’s employment is terminated by the Company other than for cause, or (b) the named executive officer terminates his or her employment for good reason, each as defined in the CIC Agreements.

(4)	Amounts reflect (i) the cost of providing 24 months (or, in the case of Messrs. Stotlar and Bianco, 36 months) of continued coverage under the Company’s medical and life and accidental death & dismemberment (AD&D) insurance plans (estimated based on COBRA and insurance premiums determined based on the executive’s coverage as of December 31, 2014 and the duration of the continuation period), and (ii) the cost of providing outplacement services ($25,000 or, in the case of Mr. Stotlar, $90,000).
(5)	Mr. Lehmkuhl resigned from his position as President of Con-way Freight, Inc. and as an Executive Vice President of the Company effective June 29, 2015. Accordingly, Mr. Lehmkuhl is not eligible to receive any Merger-related compensation as a result of the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Purchaser must have accepted for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial performance of the Company; and any statements of assumptions underlying any of the foregoing. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time the document was prepared. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “project,” “intend,” “likely,” “will,” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may investigate, prohibit, condition, enjoin or delay the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against the Company and others following announcement of the definitive agreement entered into with Parent and Purchaser; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares may also obtain free copies of the documents filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.con-way.com under the heading “Annual Reports & SEC Filings” within the “Investors” portion of the Company’s website. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on September 15, 2015).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on September 15, 2015).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on September 15, 2015).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on September 15, 2015).

(a)(1)(E)	Form of Summary Advertisement as published in The Wall Street Journal on September 15, 2015 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO of Purchaser filed with the SEC on September 15, 2015).

(a)(5)(A)	Press Release issued by the Company and Parent, dated September 9, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on September 9, 2015).
(a)(5)(B)	Opinion of Citigroup Global Markets Inc., dated September 8, 2015 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(C)	XPO-Con-way Merger Employee FAQs, dated September 16, 2015.

(b)(1)	Debt Commitment Letter, dated September 9, 2015, by and among Morgan Stanley Senior Funding, Inc. and Parent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Parent filed with the SEC on September 10, 2015).

(d)(1)	Agreement and Plan of Merger, dated September 9, 2015, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the SEC on September 10, 2015).

(d)(2)	Form of Restrictive Covenant Letter Agreement.

(d)(3)	Retention Letter, dated September 4, 2015, by and between Parent and Mr. Bianco.

(d)(4)	Retention Letter, dated September 8, 2015, by and between Parent and Mr. Dagnese.

(e)(1)	Con-way Inc. Deferred Compensation Plan for Non-Employee Directors Amended and Restated December 2008 (incorporated by reference to Exhibit 10.50 to the Company’s Form 10-K for the year ended December 31, 2008).

(e)(2)	Con-way Inc. 2005 Deferred Compensation Plan for Non-Employee Directors Amended and Restated December 2008 (incorporated by reference to Exhibit 10.51 to the Company’s Form 10-K for the year ended December 31, 2008).

(e)(3)	Con-way Inc. Amended and Restated 2003 Equity Incentive Plan for Non-Employee Directors Amended and Restated December 2011 (incorporated by reference to Exhibit 10.34 to the Company’s Form 10-K for the year ended December 31, 2011).

(e)(4)	Con-way Inc. 1997 Equity and Incentive Plan (2006 Amendment and Restatement) (incorporated by reference to Exhibit 99.7 to the Company’s Form 8-K filed with the SEC on December 6, 2005).

(e)(5)	Con-way Inc. 2006 Equity and Incentive Plan Amended and Restated December 2008 (incorporated by reference to Exhibit 10.52 to the Company’s Form 10-K for the year ended December 31, 2008).

(e)(6)	Amendment No. 1 to the Con-way Inc. 2006 Equity and Incentive Plan Amended and Restated December 2008 (incorporated by reference to Exhibit 99.7 to the Company’s Report on Form 8-K filed with the SEC on December 18, 2009).

(e)(7)	Con-way Inc. 2012 Equity and Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement filed on April 3, 2012).

(e)(8)	Con-way Inc. 1993 Deferred Compensation Plan for Executives and Key Employees Amended and Restated December 2008 (incorporated by reference to Exhibit 10.53 to the Company’s Form 10-K for the year ended December 31, 2008).

(e)(9)	Con-way Inc. 2005 Deferred Compensation Plan for Executives and Key Employees Amended and Restated December 2008 (incorporated by reference to Exhibit 10.54 to the Company’s Form 10-K for the year ended December 31, 2008).

(e)(10)	Form of Severance Agreement (Change in Control) for Douglas W. Stotlar (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on December 18, 2009).

(e)(11)	Form of Severance Agreement (Change in Control) for Stephen L. Bruffett (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on December 18, 2009).

(e)(12)	Form of Severance Agreement (Change in Control) for Robert L. Bianco Jr. (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed with the SEC on December 18, 2009).

(e)(13)	Form of Severance Agreement (Change in Control) for Leslie P. Lundberg (incorporated by reference to Exhibit 10.61 to Con-way’s Form 10-K for the year ended December 31, 2009).

(e)(14)	Form of Severance Agreement (Change in Control) for Kevin S. Coel (incorporated by reference to Exhibit 10.63 to the Company’s Form 10-K for the year ended December 31, 2009).

(e)(15)	Form of Amendment No. 1 to Severance Agreement (Change in Control) (incorporated by reference to Exhibit 10.64 to the Company’s Form 10-K for the year ended December 31, 2009).

(e)(16)	Form of Amendment No. 2 to Severance Agreement (Change in Control) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(17)	Form of Severance Agreement (Change in Control) for Stephen K. Krull (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(18)	Form of Severance Agreement (Change in Control) for W. Gregory Lehmkuhl (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(19)	Form of Severance Agreement (Change in Control) for C. Randal Mullett (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(20)	Form of Non-Change in Control Severance Policy (Con-way Inc. and Con-way Enterprise Services, Inc.) (incorporated by reference to Exhibit 10.42 to the Company’s Form 10-K for the year ended December 31, 2014).

(e)(21)	Form of Non-Change in Control Severance Policy (Con-way Affiliates) (incorporated by reference to Exhibit 10.43 to the Company’s Form 10-K for the year ended December 31, 2014).

(e)(22)	Con-way Inc. Executive Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended March 31, 2014).

(e)(23)	Amended and Restated Form of Severance Agreement (Non-Change in Control) for Douglas W. Stotlar (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 24, 2010).

(e)(24)	Amended and Restated Form of Severance Agreement (Non-Change in Control) for Stephen L. Bruffett (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on June 24, 2010).

(e)(25)	Amended and Restated Form of Severance Agreement (Non-Change in Control) for Robert L. Bianco Jr. (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed with the SEC on June 24, 2010).

(e)(26)	Amended and Restated Form of Severance Agreement (Non-Change in Control) for Leslie P. Lundberg (incorporated by reference to Exhibit 10.74 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(27)	Amended and Restated Form of Severance Agreement (Non-Change in Control) for Kevin S. Coel (incorporated by reference to Exhibit 10.76 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(28)	Form of Amendment No. 1 to Severance Agreement (Non-Change in Control) (incorporated by reference to Exhibit 10.74 to the Company’s Form 10-K for the year ended December 31, 2009).

(e)(29)	Form of Amendment No. 2 to Amended and Restated Severance Agreement (Non-Change in Control) (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(30)	Form of Severance Agreement (Non-Change in Control) for Stephen K. Krull (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(31)	Form of Severance Agreement (Non-Change in Control) for W. Gregory Lehmkuhl (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q for the quarter ended September 30, 2012).

(e)(32)	Form of Restricted Stock Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2013).

(e)(33)	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.10 to the Company’s Form 8-K filed with the SEC on December 6, 2005).

(e)(34)	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on September 29, 2006).

(e)(35)	Form of Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on February 11, 2010).

(e)(36)	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on February 9, 2011).

(e)(37)	Form of Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2013).

(e)(38)	Form of Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2014).

(e)(39)	Form of Performance Share Plan Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2013).

(e)(40)	Form of Performance Share Plan Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2014).

(e)(41)	Con-way Inc. Certificate of Incorporation, as amended May 8, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K with the SEC on January 26, 2015).

(e)(42)	Con-way Inc. Bylaws, as amended January 21, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed with the SEC on January 26, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CON-WAY INC.

By:	/s/ Stephen K. Krull
Stephen K. Krull
Executive Vice President, General Counsel and Secretary

Dated: September 22, 2015

Annex A

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

September 8, 2015

The Board of Directors

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Con-way Inc. (“Con-way”), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among XPO Logistics, Inc. (“XPO”), Canada Merger Corp., a wholly owned subsidiary of XPO (“Sub”), and Con-way. As more fully described in the Agreement or as otherwise described to us by representatives of Con-way, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.625 per share, of Con-way (“Con-way Common Stock” and, such tender offer, the “Tender Offer”) for $47.60 in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Sub will be merged with and into Con-way (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Con-way Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed a draft, dated September 7, 2015, of the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Con-way concerning the businesses, operations and prospects of Con-way. We reviewed certain publicly available business and financial information relating to Con-way as well as certain financial forecasts and other information and data relating to Con-way under both a management case and an alternative management case with growth initiatives provided to or discussed with us by the management of Con-way. We reviewed the financial terms of the Transaction as set forth in the Agreement or as otherwise described to us in relation to, among other things: current and historical market prices and trading volumes of Con-way Common Stock; the projected earnings and other operating data of Con-way; and the capitalization and financial condition of Con-way. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Con-way and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Con-way that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to Con-way that we have been directed to utilize in our analyses, we have been advised by the management of Con-way and, with your consent, we have assumed that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of Con-way under the alternative cases reflected therein and the other matters covered thereby. We have relied, with your consent, upon the assessments of the management of Con-way as to, among other things, the potential impact on Con-way of market, cyclical and other trends in and prospects for the transportation, logistics and supply-chain management services industries. We have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

The Board of Directors

Con-way Inc.

September 8, 2015

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet or otherwise) of Con-way or any other entity nor have we made any physical inspection of the properties or assets of Con-way or any other entity. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Con-way or the Transaction. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of Con-way as to such matters. Representatives of Con-way have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us.

Our opinion does not address any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in the possible acquisition of all or a part of Con-way. We were not requested to consider, and our opinion does not address, the underlying business decision of Con-way to effect the Transaction nor does our opinion address the relative merits of the Transaction as compared to any alternative business strategies or opportunities that might exist for Con-way or the effect of any other transaction in which Con-way might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Con-way in connection with the proposed Transaction and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with the delivery of this opinion. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Con-way and XPO unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting (i) as a foreign exchange liability management provider and global cash management provider to, and as a lender under certain letters of credit, lines of credit and other credit arrangements for, Con-way and (ii) as a foreign exchange liability management provider to XPO, joint bookrunning manager and/or joint structuring advisor for certain equity and senior notes offerings of XPO, and joint lead arranger, joint bookrunning manager and co-documentation agent for, and as a lender under, a revolving credit facility of XPO. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Con-way and XPO for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Con-way, XPO and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Con-way (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Con-way Common Stock in the Tender Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise.

The Board of Directors

Con-way Inc.

September 8, 2015

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Con-way Common Stock (other than XPO, Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex B

Delaware General Corporations Law § 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.